SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

02037359

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

P.E.

May 22, 2002

O_2MICRO INTERNATIONAL LIMITED

Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-____N.A.____

O_2MICRO INTERNATIONAL LIMITED

Form 6-K

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O_2MICRO INTERNATIONAL LIMITED

By: ______________________
Name: Sterling Du
Title: Chief Executive Officer

Date: May 20 2002

May 8, 2002

Notice of Annual Meeting of Shareholders
To Be Held on June 7, 2002

To the Shareholders of O_2Micro International Limited:

You are cordially invited to attend the Annual General Meeting of Shareholders of O_2Micro International Limited (the "Company") on Friday, June 7, 2002 (the "Annual General Meeting"), at Maples and Calder, Ugland House, Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 p.m., local time. A Notice of the Meeting, a Proxy and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of Ordinary Shares as of the close of the business on Wednesday, April 17, 2002 (the "Record Date"), will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held.

A record of the Company's activities for the fiscal year ended December 31, 2001 is included in the annual report to Shareholders enclosed with this letter. Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy promptly in the enclosed self-addressed stamped envelope. If you attend the Annual General Meeting and desire to vote in person, your Proxy will not be used.

Sincerely,

Sterling Du
Chief Executive Officer and Chairman of the Board

O2MICRO INTERNATIONAL LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

FRIDAY, JUNE 7, 2002

To the Holders of Ordinary Shares:

The Annual General Meeting of Shareholders of O_2Micro International Limited (the "Company"), a Cayman Islands company, will be held on Friday, June 7, 2002, at Maples and Calder, Ugland House, Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 p.m., local time, at which meeting the following matters will be put to the vote of the Shareholders:

PROPOSAL NO. 1

That Sterling Du, Chuan Chiung "Perry" Kuo and Geok Ling Goh be elected as Class I Directors to hold office until the Annual General Meeting of Shareholders to be held in 2005.

PROPOSAL NO. 2

That the Company's financial statements and the auditors' report for the fiscal year ended December 31, 2001 be approved and adopted.

PROPOSAL NO. 3

That the appointment of Deloitte Touche and Tomatsu as independent auditors for the fiscal year of 2002 be approved and ratified.

The Board of Directors has fixed the close of business on Wednesday, April 17, 2002 as the record date for the determination of Shareholders entitled to notice of and to vote at the Annual General Meeting and any postponement or adjournment thereof. Accordingly, only holders of record of Ordinary Shares of the Company at the close of business on such date shall be entitled to vote at the Annual General Meeting or any adjournment thereof.

We ask that you vote, date, sign and return the enclosed Proxy in the self-addressed stamped envelope. You may revoke your Proxy and vote in person if you later decide to attend in person.

By Order of the Board of Directors

Sterling Du
Chief Executive Officer and Chairman of the Board

O_2Micro International Limited
Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement and accompanying Proxy are being mailed to Shareholders in connection with the solicitation of proxies by the Board of Directors of O_2Micro International Limited (the "Company") for the 2002 Annual General Meeting of the Company. The Company's Annual Report for the fiscal year ended December 31, 2001, which is not part of this Proxy Statement, accompanies this Proxy Statement.

When your Proxy is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote "for" or "against" each item or "abstain" from voting by marking the appropriate box.

If you sign and return your Proxy but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board of Directors. The Proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy. You may revoke your Proxy at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy, by attending the Annual General Meeting and withdrawing the Proxy, or by voting in person at the Annual General Meeting.

Each holder of the 38,337,084 Ordinary Shares in the capital of the Company in issue, and recorded in the Register of Members of the Company at the close of business on Wednesday, April 17, 2002, is entitled on a poll to one vote for each Ordinary Share so held at the Annual General Meeting. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as "Record Shares". The presence in person or by proxy of Shareholders holding a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting. Resolutions put to the vote at the Annual General Meeting will be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Annual General Meeting or any Shareholder present in person or by proxy. On a show of hands, every holder of a Record Share who is present at the Annual General Meeting in person or by proxy is entitled to one vote. On a poll, every holder of a Record Share present in person or by proxy is entitled to one vote for each Record Share held.

Your attention is also drawn to Articles 80 and 81 of the Articles of Association of the Company in relation to the requirements applicable to any Shareholder who wishes to propose additional business at the Annual General Meeting not set out in the Notice of the Annual General Meeting, including in relation to the election of the Directors. For business to be properly brought before an annual general meeting by a Shareholder, a Shareholder notice addressed to the Secretary of the Company must have been delivered to or mailed and received at the principal executive offices of the Company not less than 45 days nor more than 75 days prior to the date on which the Company first mailed its proxy materials for the previous year's annual general meeting. Such notice to the Secretary must set forth as to each matter the Shareholder proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of the Shareholder proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the Shareholder, and (iv) any material interest of the Shareholder in such business. In the case of nominations of persons for election to the Board of Directors of the Company, the notice must set forth, in addition, (a) as to each person whom the Shareholder proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the Company which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Rule 14a under the United States Securities Exchange Act of 1934, as amended, and (b) as to the Shareholder giving the notice, (i) the name and record address of the Shareholder, and (ii) the number of Ordinary Shares which are beneficially owned by the Shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director of the Company. No person shall be eligible for election as a Director of the Company unless nominated in accordance with these procedures.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and for this purpose seniority shall be determined by the order in which the names stand on the register of the members.

Under Article 74 of the Articles of Association of the Company, a Shareholder is entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such Shareholder normally is entitled to cast) if the candidates' names have been placed in nomination prior to commencement of the voting and the Shareholder has given notice prior to commencement of the voting of the Shareholder's intention to cumulate votes. If any Shareholder has given such notice, then every Shareholder entitled to vote may cumulate votes for candidates in nomination either (i) by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the Shareholder's shares are normally entitled to or (ii) by distributing the Shareholder's votes on the same principle among any or all of the candidates, as the Shareholder thinks fit. The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected, votes against any candidate and votes withheld shall have no legal effect.

BOARD OF DIRECTORS

The Board of Directors is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

The current standing committees of the Board of Directors are the Audit Committee and Compensation Committee.

The Audit Committee (i) selects and engages, on behalf of the Company, independent public accountants to audit the Company's annual financial statements and (ii) reviews and approves the planned scope of the Company's annual audit. The Audit Committee is comprised of three of the Company's directors, Keisuke Yawata, Shoji Akutsu and Geok Ling Goh.

The Compensation Committee (i) establishes remuneration levels of the Company's officers, (ii) performs the functions that are provided under the Company's employee benefit programs and (iii) administers the Company's 1999 Stock Incentive Plan. The Compensation Committee is comprised of three of the Company's directors, Shoji Akutsu, Michael Austin and Chuan Chiung "Perry" Kuo.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee (the "Committee") oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with the management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under general accepted auditing standards. In addition, the Committee has discussed with the independent auditors' independence from management and the Company.

The Committee discussed with the Company's internal and independent auditors and overall scope and plans for their respective audits. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2001 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to shareholder approval, the selection of the Company's independent auditors.

Keisuke Yawata, Audit Committee Chair
Shoji Akutsu, Audit Committee Member
Geok Ling Goh, Audit Committee Member

April 29, 2002

PROPOSAL NO. 1: ELECTION OF DIRECTORS

Article 100 of the Company's Articles of Association provides that, at our first annual general meeting after becoming eligible to have a classified board, the board of directors will be divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. Class I directors will be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each subsequent annual general meeting, successors to the class of directors whose terms expires at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

At the 2002 Annual General Meeting, three (3) Class I Directors, Sterling Du, Chuan Chiung "Perry" Kuo and Geok Ling Goh, are proposed to be elected for a three-year term until the Annual General Meeting in 2005. A brief summary of each nominee's principal occupation, business affiliations and other information follows.

Sterling Du has served as the Company's chief executive officer and chairman of the board of directors since March 1997 and as a Class I director since June 2001. He also served as the Company's chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O_2Micro, Inc., our predecessor entity. From October 1993 to April 1995, Mr. Du was vice president of engineering at GreenLogic, Inc., a semiconductor design company, which he co-founded.

Chuan Chiung "Perry" Kuo has served as the Company's general manager of Taiwan operations since January 1997, as chief financial officer and a director since March 1999, as secretary since October 1999 and as a Class I director since June 2001. From February 1992 to December 1996, he was executive vice president of Pac Net Group, a holding company with investments in chemicals, electronics and real estate. From July 1983 to February 1992, he held various positions at Formosan Rubber Group, a rubber manufacturer, including product design engineer, plant manager, research and development director, and vice president.

Geok Ling Goh has served as a director since January 2000, as a member of the Audit Committee since August 2000 and as a Class I director since June 2001. From October 1998 to October 1999, he was the managing director of Micron Semiconductor Asia Pte Ltd. From June 1970 to October 1998, he held various positions at Texas Instruments Singapore Pte Ltd, including marketing director, vice president of marketing, and in 1993 was appointed the first local managing director of TIS. He serves as the Chairman of Tuas Power Ltd and as a director on the boards of Sembcorp Industries Ltd, PKTech International Ltd, ASTI Holding Ltd, Marigold Holdings Pte Ltd and Yew Lian Property & Investment Pte Ltd. He also serves as a council member of Nanyang Technology University.

THE BOARD OF DIRECTOR RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF STERLING DU, CHUAN CHIUNG "PERRY" KUO AND GEOK LING GOH AS THE CLASS I DIRECTORS TO SERVE A THREE-YEAR TERM UNTIL THE ANNUAL GENERAL MEETING IN 2005. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE ELECTION OF NOMINEES.

PROPOSAL NO. 2 APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND THE AUDITORS' REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.

The financial statements and the auditors' report for the fiscal year ended December 31, 2001 are being submitted to the Shareholders for their approval and adoption. The financial statements and the auditors' report for the fiscal year ended December 31, 2001 appear in the Company's Annual Report accompanying this Proxy Statement.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND AUDITORS' REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND AUDITORS' REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.

PROPOSAL NO. 3: APPROVAL AND RATIFICATION OF THE RETENTION OF INDEPENDENT AUDITORS

In accordance with the recommendation of the Audit Committee, the Board of Directors has appointed Deloitte Touche and Tomatsu as independent auditors of the Company for the fiscal year ended December 31, 2002, subject to approval and ratification by the Shareholders. If the Shareholders do not approve and ratify the retention of Deloitte Touche and Tomatsu, the selection of other independent auditors will be considered by the Audit Committee and the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND RATIFICATION OF THE RETENTION OF DELOITTE TOUCHE AND TOMATSU AS INDEPENDENT AUDITORS OF THE COMPANY. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE RETENTION OF DELOITTE TOUCHE AND TOMATSU AS INDEPENDENT AUDITORS OF THE COMPANY.

GENERAL

At the date of this Proxy Statement, the Board of Directors has no knowledge of any business which has been presented for consideration at the 2002 Annual General Meeting other than that described above.

Present and former officers, directors and other employees of the Company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

Sterling Du
Chief Executive Officer and Chairman of the Board

Dated: May 8, 2002

Appendix A

O_2 MICRO INTERNATIONAL LIMITED AUDIT COMMITTEE CHARTER

Organization

There shall be a committee of the board of directors to be known as the audit committee. The audit committee shall be composed of directors who are independent of the management of the corporation and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as a committee member.

Statement of Policy

The audit committee shall provide assistance to the corporate directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practices of the corporation, and the quality and integrity of the financial reports of the corporation. In so doing, it is the responsibility of the audit committee to maintain free and open means of communication between the directors, the independent auditors, the internal auditors, and the financial management of the corporation.

Responsibilities

In carrying out its responsibilities, the audit committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the corporation are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the audit committee will:

- Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the corporation and its divisions and subsidiaries.
- Meet with the independent auditors and financial management of the corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.
- Review with the independent auditors, the company's internal auditor, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the committee periodically should review company policy statements to determine their adherence to the code of conduct.
- Review the internal audit function of the corporation including the independence and authority of its reporting obligations, the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.
- Receive prior to each meeting, a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

- Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

- Provide sufficient opportunity for the internal and independent auditors to meet with the members of the audit committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the corporation's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

- Review accounting and financial human resources and succession planning within the corporation.

- Submit the minutes of all meetings of the audit committee to, or discuss the matters discussed at each committee meeting with, the board of directors.

- Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

The membership of the audit committee shall consist of at least three (3) independent members of the board of directors who shall serve at the pleasure of the board of directors. Audit committee members and the committee chairman shall be designated by the full board of directors upon the recommendation of the nominating committee.

The duties and responsibilities of a member of the audit committee are in addition to those duties set out for a member of the board of directors.

ZOMI2A

DETACH HERE

X **Please mark your choice in blue or black ink.**

Shares represented by this proxy will be voted as directed by the shareholder. **If no such directions are indicated, the Proxy will have authority to vote FOR the election of all directors, and FOR Items 2 and 3.**

ALL MATTERS ARE PROPOSED BY O_2MICRO INTERNATIONAL LIMITED. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES AND FOR PROPOSALS 2 AND 3.

1. Election of Directors
   Election of three Class I Directors for a three-year term:
   Nominees: **Sterling Du, Chuan Chiung "Perry" Kuo, Geok Ling Goh**

   FOR ALL NOMINEES ☐ ☐ WITHHELD FROM ALL NOMINEES

   ☐ ______________________
   FOR, all nominees except as noted above

2. To approve and adopt the financial statements and the auditor's report in the form attached hereto (see Annual Report on Form 20-F) for the fiscal year ended December 31, 2001.
   FOR ☐ AGAINST ☐ ABSTAIN ☐

3. To ratify and approve the retention of Deloitte Touche and Tomatsu as the Company's independent auditors for fiscal year of 2002.
   FOR ☐ AGAINST ☐ ABSTAIN ☐

MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT ☐

NOTE: Please sign exactly as name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

Signature:____________________ Date: __________ Signature:____________________ Date: __________

ZOMI2B

DETACH HERE

PROXY

O_2MICRO INTERNATIONAL LIMITED

Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING ON JUNE 7, 2002.

The undersigned hereby appoints Sterling Du or, failing him, James Keim, as proxy of the undersigned, with full power of substitution, to vote all of the ordinary shares of O_2Micro International Limited which the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of O_2Micro International Limited to be held on June 7, 2002, and at any adjournment or postponement thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following materials and in accordance with the following instructions, with discretionary authority as described in the proxy statement as to any and all other matters that may properly come before the meeting or any adjournment or postponement thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES FOR DIRECTOR AND FOR PROPOSALS 2 and 3.

THIS PROXY WILL BE VOTED AS SPECIFIED OR, IF NO CHOICE IS SPECIFIED, WILL BE VOTED FOR THE NOMINEES FOR DIRECTOR AND FOR PROPOSALS 2 and 3.

SEE REVERSE SIDE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

SEE REVERSE SIDE

O2Micro™

Breathing Life into Mobility™

2001 Annual Report

NASDAQ: OIIM

www.o2micro.com

O_2Micro™
Breathing Life into Mobility™

To Our Shareholders

We are pleased with our record performance during fiscal year 2001. This year was one of success and significantly increased R&D investment. We strengthened our financial position through the successful follow on offering in November 2001 in which 4.6 million shares were sold. Fiscal year 2001 marks our 7th consecutive year of revenue growth.

FINANCIAL HIGHLIGHTS

Despite the industry inventory correction and general economic conditions, our net sales for fiscal year 2001 increased to $45.8 million, an increase of 14% over $40.4 million for the previous year. Net income was $5.6 million, compared to $6.6 million for fiscal year 2000. We increased R&D expenditures to $14.3 million, an increase of 48% over $9.7 million spent in 2000. R&D investment was significantly increased to sustain our growth in 2002 and beyond. Like fiscal year 2000, we believe O_2Micro gained market share in our target markets this year, as most of our competitors did not keep pace with our growth performance.

PRODUCTS

In 2001, we announced several key product launches including an advanced patented multiple serial Lithium Ion Charger IC developed with Compaq Computer Corporation; the patent pending, highly integrated, EMV certified USB hub Smart Card Reader IC that enables the desktop e-commerce market; and a series of new Inverter family ICs that target multiple CCFL tube applications that ideally serve large LCD flat panel monitor and LCD flat panel TV markets. O_2Micro received patent grants for a number of pivotal Power Management inventions in the U.S. and abroad. We will continue our commitment to strengthening our position through the introduction of new, high performance products and successful new design activities.

EXPANDING TO MEET CUSTOMER DEMAND

In anticipation of the strong and steady demand for our products in 2002, O_2Micro plans to continue R&D efforts and investment to bring innovative ***power management*** and ***security*** solutions to notebook computer and mobile communications manufacturers worldwide.

With the continued support of our customers, suppliers, shareholders and employees, we eagerly look forward to another successful year in 2002.

Sincerely,

Sterling Du
Chairman of the Board and
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001

or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 0-30910

O_2MICRO INTERNATIONAL LIMITED
(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands

(Jurisdiction of Incorporation or Organization)

Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares, par value $0.001 per share	Nasdaq National Market Cayman Islands Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

38,134,511 Ordinary Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ] Item 18 [x]

TABLE OF CONTENT

PART I

PART II

PART III

PART IV

Certain Definitions and Conventions

In this Annual Report on Form 20-F, references to "$" and "dollars" are to United States dollars. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report on Form 20-F constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms and other comparable terminology. The forward-looking statements contained in this Annual Report on Form 20-F involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among other things, those discussed under "Key Information - Risk Factors" and elsewhere in this Annual Report on Form 20-F. All forward-looking statements in this Annual Report on Form 20-F are based on information available to us on date hereof, and we assume no obligation to update any such forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of December 31, 1997, 1998 and 1999 and for the years ended December 31, 1997 and 1998 have been derived from our audited financial statements and related notes, which do not appear in this Annual Report on Form 20-F. You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,				
	1997	1998	1999	2000	2001
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net sales	$ 5,430	$ 10,580	$ 23,728	$ 40,356	$ 45,819
Cost of sales	3,622	7,119	9,797	15,687	16,465
Gross profit	1,808	3,461	13,931	24,669	29,354
Operating expenses:					
Research and development	2,516	4,678	5,521	9,682	14,320
Selling, general and administrative	3,167	4,687	6,973	8,714	9,909
Stock-based compensation	503	984	773	458	166
Total operating expenses	6,186	10,349	13,267	18,854	24,395
Income (loss) from operations	(4,378)	(6,888)	664	5,815	4,959
Non-operating income – net	165	184	187	1,056	1,827
Income (loss) before income tax	(4,213)	(6,704)	851	6,871	6,786
Income tax expense	1	1	13	227	1,152
Net income (loss)	(4,214)	(6,705)	838	6,644	5,634
Earnings (loss) per share:					
Basic	(0.48)	(0.74)	0.09	0.34	0.17
Diluted	(0.48)	(0.74)	0.03	0.21	0.16
Shares used to compute basic earnings (loss) per share:	8,713	9,075	9,736	19,419	34,020
Shares used to compute diluted earnings (loss) per share:	8,713	9,075	29,723	32,260	35,576

	December 31,				
	1997	1998	1999	2000	2001
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and short term investments	$ 5,011	$ 5,919	$ 5,946	$ 37,448	$ 118,950
Working capital	4,269	5,577	6,796	44,072	122,990
Total assets	7,205	9,570	12,791	54,607	136,419
Long-term debt, excluding current portion	6	7	2	13	7
Total shareholders' equity	5,472	6,678	8,300	47,928	128,424

RISK FACTORS

Our limited operating history makes it difficult to evaluate our future prospects, and we cannot assure you that we will not incur future losses.

We were incorporated in March 1995 and shipped our first product in November 1995. Accordingly, we have a limited operating history, and our past results cannot be relied upon to predict our future performance. We incurred net losses of approximately $4.2 million in 1997 and $6.7 million in 1998 and achieved a net income of $838,000 in 1999, $6.6 million in 2000 and $5.6 million in 2001. As of December 31, 2001, we had an accumulated deficit of approximately $1.1 million. We experienced significant quarter-to-quarter sales growth in the year ended December 31, 2001, and net sales amounted to $8.8 million in the first quarter of 2001, $9.8 million in the second quarter of 2001, $11.9 million in the third quarter of 2001 and $15.4 million in the fourth quarter of 2001. Our previous growth may not continue, and we may not be able to sustain or increase profitability in the future. We anticipate that our expenses will increase substantially in the foreseeable future as we continue to develop our technology and expand our product offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our net sales sufficiently to offset our increased expenses. If we fail to increase our net sales to keep pace with our increased expenses, we may again experience losses which would cause the value of our stock to decline.

If the markets for notebook computers or other mobile computing, communications or consumer electronics products do not grow substantially, our net sales will be harmed.

We currently derive substantially all of our product revenues from sales of products used in notebook computers. We also have targeted and are designing products for applications such as liquid crystal displays, mobile phones, portable intelligent devices, and other consumer electronics products, such as portable DVD players. We cannot be certain that the markets for these products will continue to grow as rapidly as they have in the past or that a significant slowdown in these markets will not occur. We believe that an important factor driving growth in these markets has been the growing popularity of mobile computing and the emergence of the Internet and wireless communications networks as flexible means of providing electronic connectivity, regardless of physical location. If mobile computing does not continue to grow in popularity and the demand for notebook computers declines, or does not grow as quickly as we expect, our original equipment manufacturer customers will experience lower demand for notebook computers that use our products, and our net sales will suffer. If the growth in the use of the Internet and wireless communications networks declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for the electronic devices that use our products, and our sales will suffer. In addition, we have experienced, and may experience in the future, shortages of liquid crystal displays and semiconductors caused by industry market trends or by natural disasters, such as earthquakes, that are outside of our control. These shortages have increased and may increase the costs of components used in mobile devices and therefore constrain their more widespread market acceptance.

We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our net sales will be harmed.

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Two foundries, United Microelectronics Corporation, or UMC, and Taiwan Semiconductor Manufacturer Company Limited, or TSMC, manufactured most of the semiconductor devices that we sold in 2001. These suppliers manufacture integrated circuit semiconductors for us according to purchase orders. We do not have a guaranteed level of production capacity at either of our suppliers, and either could raise prices without notice. We provide the suppliers with rolling forecasts of our production requirements; however, the ability of each supplier to provide wafers to us is limited by the supplier's available capacity. Our suppliers could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that our suppliers will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of our suppliers were to become unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business would be seriously harmed.

There are other significant risks associated with our reliance on outside suppliers, including:

- the length of time, as much as six to twelve months, required for us to qualify alternative suppliers for existing or new products could cause a disruption in our ability to ship products;

- a sudden demand for an increased amount of semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices could cause our foundries to reduce or eliminate deliveries to us;

- the unavailability of, or delays in obtaining access to, key process technologies used by these suppliers; and

- the susceptibility of our third-party suppliers to production interruptions resulting from natural disasters, such as the interruptions experienced in Taiwan due to earthquake activity.

We also rely on independent subcontractors to assemble and test substantially all of our semiconductor products. We do not have long-term agreements with any of these subcontractors and typically obtain services from them on a purchase order basis. Our reliance on these subcontractors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or increase our costs of manufacturing, assembling or testing our products. If these subcontractors are unable or unwilling to continue to provide assembly and test services and deliver products at acceptable quality, yields and costs or in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute subcontractors, which would be time consuming and costly and could result in unforeseen operational difficulties.

Fluctuations in our quarterly operating results due to factors such as changes in the demand for notebook computers and other electronic devices that can utilize our products could depress our stock price.

We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future operating results, and they should not be relied upon as an indication of our future performance. If our quarterly operating results fail to meet the expectations of securities analysts, the trading price of our ordinary shares could be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this Risk Factors section, including many that are beyond our control. These factors include:

- the timing and cancellation of customer orders;
- the level of orders received that can be shipped in a quarter;
- the availability of third party semiconductor foundry, assembly and test capacity;
- fluctuations in manufacturing yields;
- delays in introductions of new products;
- changes in the mix of sales of higher margin products and lower margin products; and
- seasonal changes in demand during the year-end holiday season for devices that use our products.

If orders for our products are deferred or cancelled, our quarterly net sales, operating margins and net income could be substantially reduced.

Orders for our products can be cancelled or deferred with little notice from and without significant penalty to our customers. A significant portion of our net sales in any quarter depends on orders booked and shipped in that quarter. If a large amount of orders placed is cancelled or deferred, our net sales in that quarter could be substantially reduced. Since we do not have significant non-cancelable backlog, we typically plan our production and inventory expenses based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. In particular, in response to anticipated lengthy lead times, which in the past have been as much as ten weeks or more, to obtain inventory and materials from our suppliers, we place orders with these suppliers in advance of anticipated customer demand, which can result in excess inventory expenses if the expected orders fail to materialize. We also expect to increase our expenses for personnel and new product development. It is difficult for us to reduce our production, inventory, personnel and new product development expenses quickly in response to any shortfalls in net sales resulting from lower than expected, cancelled or deferred orders. As a result, any significant downturn in orders would not only harm our net sales, it would likely have a disproportionately adverse effect on our operating margins and net income.

A substantial portion of our net sales is generated by a small number of large customers. If any of these customers delays or reduces its orders, our net sales and earnings will be harmed.

Historically, a relatively small number of customers have accounted for a significant portion of our net sales in any particular period. We have no long-term volume purchase commitments from any of our significant customers. We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers. In addition, some of our customers, such as Acer, supply products to end-market purchasers, such as Dell, and any of these end-market purchasers could choose to reduce or eliminate orders for our customers' products. This would in turn lower our customers' orders for our products.

In 2001, sales of Quanta Computer and Acer represented 20.9% and 11.0% of our net sales. In 2000, sales to Acer, Quanta Computer, Jabil Circuit and Fujitsu represented 17.7%, 14.3%, 12.9% and 11.0% of our net sales. In 1999, sales to Acer, Jabil Circuit and Quanta Computer represented 34.9%, 18.2% and 17.8% of our net sales. The variations in sales to these customers as a percentage of our total revenue have been caused by a number of factors, some of which were outside our control, such as shifts in use of intermediary manufacturers by notebook designers, introduction of new products by us and notebook designers, a decline in sales by a customer, a split-up of one customer, the termination by us of a distributor, and commencement of direct shipments by us to our customers in Japan.

We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales. The reduction, delay or cancellation of orders from one or more of our significant customers would have a negative impact on our results of operations.

If we cannot compete effectively against new and existing competitors, our net sales and operating margins could be harmed.

Our ability to compete successfully in this market for integrated circuit products depends on factors both within and outside our control, including:

- our success in designing and subcontracting the manufacture of new products that implement new technologies and satisfy our customers' needs;
- the performance of our products across a variety of parameters such as power savings, reliability and cost efficiency;
- the price of our products and those of our competitors;
- our ability to control production costs; and
- the features of our competitors' products.

We believe our principal competitors include Linear Technology, Maxim Integrated Products and Texas Instruments. In addition to these competitors, other integrated circuit companies may decide to enter the market with mixed signal integrated products that compete with ours or incorporate functions similar to those provided by our products. We also face competition from in-house integrated circuit design and manufacturing groups at some of our existing and potential customers, such as Toshiba Corporation.

Many of our competitors, such as Texas Instruments, have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have pre-existing relationships with our customers or potential customers, such as Linear Technology and Dell. These competitors may be able to introduce new technologies more quickly, address customer requirements more rapidly and devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products themselves or obtain third-party manufacturing capability when we are unable to do so.

If we do not develop and introduce new products in a timely manner, our net sales and gross margins will be harmed.

Our success depends upon our ability to develop and introduce new products selected for design into new mobile computing, communications and consumer electronics products of leading manufacturers. If we are unable to develop new products in a timely manner, our net sales will suffer. In addition, because our gross margins typically decline over the life cycle of our products as a result of competitive pressures and voluntary pricing arrangements, any failure to develop new products in a timely manner will likely cause our gross margins to decline. The development of our new products is highly complex, and from time to time we have experienced delays in the introduction of new products of as much as eight to twelve weeks or more. Successful product development and introduction of new products depends on a number of factors, including the following:

- accurate new product definition;
- timely completion of new product designs;
- achievement of manufacturing yields;
- timely and cost-effective production of new products; and
- delays in the introduction of new third-party supplied products used as key components in devices that incorporate our products.

If we cannot adapt our product offerings to respond to rapid technological changes, our net sales will be harmed.

The markets for mobile computing, communications and consumer electronics products, and the components used in these products, are characterized by rapidly changing technology and very frequent new product introductions by our direct customers and our competitors. For example, the microprocessor, display and battery technologies with which our products interoperate change very rapidly, and the product life cycles for the mobile computing and communications products that use our power management and security technologies are often less than one year. If we do not respond in a timely manner to technological changes and new product introductions by our direct customers and competitors by developing new products and enhancing our existing products, we will be unable to maintain and grow our product sales. In addition, the emergence of significantly more efficient or cost-effective battery, display or microprocessor technologies could lessen the need for the power management or power saving functionality of our products, which would harm our net sales.

Sales of our products could decline if we fail to support evolving industry standards.

Our net sales are derived from sales of semiconductor products that are components of electronic devices built to industry standards and widely accepted specifications. For example, the hardware specification for the voltage of most notebook computers is currently either 3.3 or 5.0 volts and the software used to control the power management functions of many notebook computers conforms to the Advanced Configuration Power Interface specification. Our products must be designed to conform to these standards and specifications in order to achieve market acceptance. Technology standards and specifications continually evolve, and we may not be able to successfully design and manufacture new products in a timely manner that conform to these new standards. Additionally, new products we develop to conform to new specifications may not be accepted in the market.

Defects in our products could result in significant costs to us and could impair our ability to sell our products.

Detection of any significant defects in our products may result in, among other things, loss of or delay in, market acceptance and sales of our products, diversion of development resources, injury to our reputation or increased service and warranty costs. Because our products are complex, they may contain defects that can be detected at any point in a product's life cycle. These defects could harm our reputation, which could result in significant costs to us and could impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could decrease our profit margins. While we continually test our products for defects and work with customers through our customer support services to identify and correct problems, defects in our products may be found in the future. Testing for defects is complicated in part because it is difficult to simulate the highly complex environments in which our customers use our products. In the past, we have discovered defects in our products and have experienced delays in the shipment of our products during the period required to correct these defects. These delays have principally related to new product update releases. To date, none of these delays has materially affected our business. However, product defects or delays in the future could be material.

The cyclicality of the semiconductor industry could result in pricing pressures for our products that could lower our net sales and operating margins and harm our profitability.

We design and sell semiconductor devices used in mobile computing, communications and consumer electronics products markets. The semiconductor industry in general has historically experienced significant downturns and wide fluctuations in supply and demand, most recently beginning in the fourth quarter of 2000. The industry has also experienced significant fluctuations in anticipation of changes in general economic conditions. This has caused significant variances in product demand, production capacity and rapid erosion of average selling prices. Industry-wide fluctuations in the future could result in pricing pressure on our products and lower demand for our products that could harm our operating margins and net sales.

Our ability to manage growth will affect our ability to achieve and maintain profitability.

Our ability to maintain profitability will depend in part on our ability to implement and expand operational, customer support and financial control systems and to train and manage our employees. We may not be able to augment or improve existing systems and controls or implement new systems and controls in response to future growth, if any. In addition, we will need to expand our facilities to accommodate the growth in our personnel. For example, we recently established a facility in Shanghai, the People's Republic of China, for research and development and for systems engineering support for our customers. Any failure to manage growth could divert management attention from executing our business plan and hurt our ability to expand our business successfully. Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our resources. We have grown from 22 employees at December 31, 1996 to 196 employees at December 31, 2001. In order to grow successfully, we will need to maintain close coordination among our executive, engineering, accounting, finance, marketing, sales, operations and customer support organizations, particularly in light of the internationally dispersed nature of our operations.

We will need to recruit and retain additional qualified personnel to grow our business successfully.

Our future success will depend on our ability to attract and retain experienced sales, research and development, marketing, customer support and management personnel. If we do not attract and retain these personnel, this could harm our ability to grow our business, sell our products, enter new markets and increase our share of existing markets. Currently, we are seeking to hire an internal auditor located in Taiwan to help manage our future growth. There can be no assurance that we will be successful in hiring for this position in the near future. Our sales strategy requires that we hire additional direct sales persons or independent sales representatives internationally and in the United States. Moreover, our independent sales representatives and direct sales personnel must market our products effectively and be qualified to provide timely and cost-effective customer support and service. If they are unable to do so or we are unable to expand these organizations, this could harm our ability to increase our net sales and limit our ability to sell our products or expand our market share. Competition for qualified personnel in digital, analog and mixed signal semiconductor design is intense, particularly in Northern California, Singapore and Taiwan. In the past, we have experienced difficulty in recruiting qualified personnel, especially technical and sales personnel. Moreover, we intend to expand the scope of our international operations, which will require us to attract experienced management, research and development, marketing, sales and customer support personnel for our international offices. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining such personnel. In addition, new employees generally require substantial training in our design methodology, design flow and technology, which in turn requires significant resources and management attention. There is a risk that, even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. In this case, our costs of doing business would increase without the expected increase in net sales.

We have substantial operations outside of the United States that expose us to risks specific to our international operations that could harm our net sales and net income.

As of December 31, 2001, a substantial portion of our operations, approximately 51.0% of our employees, and all of the third parties we use to manufacture, assemble and test most of our products were located in Japan, the People's Republic of China, Singapore and Taiwan. In addition, sales outside the United States as a percentage of net sales were 85.4% in the year ended December 31, 1999, 97.9 % in the year ended December 31, 2000 and 99.9% in the year ended December 31, 2001. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales. The table below sets forth for the periods indicated, the dollar amount of our net sales derived from Asia, United States and other regions:

	Year Ended December 31,		
	1999	**2000**	**2001**
Region		**(in millions)**	
Asia	$19.3	$38.5	$45.8
United States	3.5	0.9	-
Other regions	0.9	1.0	-
Total	$23.7	$40.4	$45.8

We are subject to risks specific to our international business operations, including:

- the risk of potential conflict and further instability in the relationship between Taiwan and the People's Republic of China;
- risks related to international political instability and to the recent global economic turbulence and adverse economic circumstances in Asia, such as in Japan and Korea;

- unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, such as the change to the tax code of Taiwan that resulted in a higher income tax rate on retained earnings;

- tariffs and other trade barriers, including current and future import and export restrictions;

- difficulties in staffing and managing international operations, such as Singapore and Taiwan;

- risks that changes in foreign currency exchange rates will make our products comparatively more expensive; and

- limited ability to enforce agreements and other rights in foreign countries.

Foreign exchange fluctuations could lower our results of operations.

Our reporting currency is the U.S. dollar. However, a significant portion of our operating expenses is denominated in currencies other than the U.S. dollar, primarily the new Taiwan dollar. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in material transaction or translation gains or losses that could reduce our operating results. We do not currently engage in currency hedging activities.

Our transfer pricing procedures may be challenged, which may subject us to higher taxes and adversely affect our earnings.

Transfer pricing refers to the prices that one member of a group of related corporations charges to another member of the group for goods, services or the use of intellectual property. If two or more affiliated corporations are located in different countries, the laws or regulations of each country generally will require that transfer prices be the same as those charged by unrelated corporations dealing with each other at arm's length. If one or more of the countries in which our affiliated corporations are located believes that transfer prices were manipulated by our affiliated corporations in a way that distorts the true taxable income of the corporations, the laws of countries where our affiliated corporations are located could require us to redetermine transfer prices and thereby reallocate the income of our affiliated corporations in order to clearly reflect such income. Any reallocation of income from one of our corporations in a lower tax jurisdiction to an affiliated corporation in a higher tax jurisdiction would result in a higher overall tax liability to us. Moreover, if the country from which the income is being reallocated does not agree to the reallocation, the same income could be subject to taxation by both countries.

We have adopted transfer pricing agreements with our subsidiaries located in Japan, Singapore, the People's Republic of China, Taiwan and the United States to regulate intercompany transfers. A transfer pricing agreement is a contract for the transfer of goods, services or intellectual property from one corporation to a related corporation that sets forth the prices that the related parties believe are at arm's length. We have entered into these types of agreements because a portion of our assets, such as intellectual property developed in our U.S. subsidiary, is transferred among our affiliated corporations. In such agreements, we have determined transfer prices that we believe are the same as the prices that would be charged by unrelated parties dealing with each other at arm's length. In this regard, we are subject to risks not faced by other companies with international operations that do not effect inter-company transfers. If the United States Internal Revenue Service or the taxing authorities of any other jurisdiction were to successfully challenge these agreements or require changes in our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. We believe that we operate in compliance with all applicable transfer pricing laws in these jurisdictions. However, there can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes to our transfer pricing practices or operating procedures. Any determination of income reallocation or modification of transfer pricing laws can result in an income tax assessment of the portion of income deemed to be derived from the U.S. or other taxing jurisdiction.

If we fail to protect our intellectual property rights, competitors may be able to use our technology or trademarks, and this could weaken our competitive position, reduce our net sales and increase our costs.

Our success is heavily dependent upon proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights and prevent competitors from using our technology in their products. These laws and procedures provide only limited protection. We have 13 patents that have been issued in the U.S. and four patents that have been issued in foreign countries. In addition, we have applied for 33 patents in the U.S. relating to our design and engineering work. We also have 57 patent applications pending in various countries other than the United States. These patents may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers.

Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. In particular, we may provide our customers with access to our proprietary information underlying our products. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software, circuit design or semiconductor design is difficult and some foreign laws do not protect our proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could harm our business, future operating results and financial condition.

Third parties have asserted and in the future could assert that our products infringe their intellectual property rights. These claims could injure our reputation and harm our ability to sell our products.

Third parties may claim that our current or future products infringe their proprietary rights. We previously litigated a claim by Cirrus Logic alleging that products that we do not currently sell had infringed its intellectual property rights. We agreed with Cirrus Logic to a dismissal of this claim without prejudice in May 1998, but other claims could affect our relationships with existing customers and prevent future customers from licensing our products. In June 1998, we were contacted by counsel for a company demanding that we cease making or selling our battery charger products, which they believed infringed one of their patents. In July 1998, we brought to their attention a prior patent. In August 1998, we received a letter claiming that the invention of their patent was made before the application of the prior patent. Although we have not received any communication from the company since the August 1998 letter, we cannot assure you that the company will not file litigation against us or that we would prevail in case of litigation. In February 2000, we were contacted by a company that asked us to evaluate the need for licenses of patents it holds directed to playing audio CDs. We responded to this company that we believed we did not infringe their patent. In July 2001, we were again contacted by that company to evaluate the need for licenses of the patents referred to in the February 2000 letter and additional patents it holds for playing audio CDs. We are assessing the additional patents at this time. In March 2000, we were contacted by a company that asked us to evaluate the need for licenses of patents it holds directed to communications on a bus system. This company has been successful in obtaining license payments from third parties for these patents and we are currently evaluating the situation, including the need for a license of the patent from them.

In August 2000, we were contacted by another company, informing us of patents it holds directed to our Smart Battery technology. We responded to this company that we believed we did not infringe their patents. In June 2001, we were again contacted by that company to evaluate the need for licenses of these patents and are assessing the situation.

In September 2000, Monolithic Power Systems, or MPS, advised us of a patent directed to an inverter power supply for liquid crystal display monitors. We have evaluated the patent, and we believe that none of our inverter power supplies for liquid crystal display products infringe that patent. In October 2000, we filed for declaratory judgment against MPS, and MPS has responded with a counterclaim for patent infringement. The case is ongoing and discovery is still being conducted for both sides. A claims construction hearing was held on October 5, 2001. We believe that, given the claims construction adopted by the Court on November 26, 2001, we have meritorious defenses against MPS's allegations. We are continuing discovery and depositions in this matter. The potential risk for us is that we may be enjoined from selling selected inverter power products or may be required to pay royalties to MPS. Third-party infringement claims, with or without merit, have been and could continue to be time consuming, result in potentially significant litigation costs, including costs related to any damages we may owe, cause product shipment delays or require us to enter into license agreements. License agreements may not be available on acceptable terms or at all. We expect that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows.

In October 2001, we filed a separate lawsuit against MPS. This lawsuit asserts that MPS infringes one or more claims of U.S. Patent No 6,259,615. We believe that certain inverter power supplies manufactured and sold by MPS infringe this patent. The lawsuit also asserts that MPS misappropriated trade secret information belonging to us. MPS has answered this complaint, and they have counterclaimed patent infringement on similar grounds as in the first lawsuit. We are in the early stage of this lawsuit at this time, and the parties have yet to produce discovery related to damages.

Our executive officers and other key personnel are critical to our business, and they may not remain with us in the future, which could hurt our ability to grow our business.

Our success will depend to a significant extent on the continued service of our executive officers, including Sterling Du, our chief executive officer and chairman of the board of directors, and other key employees, including key sales, consulting, technical and marketing personnel. If we lose the services of one or more of our executives or key employees, our business and ability to implement our business objectives successfully could be harmed, particularly if one or more of our executives or key employees decided to join a competitor or otherwise compete directly or indirectly with us.

Provisions in our charter documents may discourage potential acquisition bids for us and prevent changes in our management that our shareholders may favor.

Provisions in our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our shareholders favor. These provisions could have the effect of discouraging others from making tender offers for our shares. As a result, these provisions may prevent the market price of our ordinary shares from reflecting the effects of actual or rumored takeover attempts and may prevent shareholders from reselling their shares at or above the price at which they purchased their shares. These provisions may also prevent changes in our management that our shareholders may favor. Our charter documents do not permit shareholders to act by written consent, do not permit shareholders to call a general meeting and provide for a classified board of directors, which means shareholders can only elect, or remove, a limited number of our directors in any given year. Furthermore, our board of directors has the authority to issue up to 5,000,000 preference shares in one or more series. Our board of directors can fix the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders. The issuance of preference shares may delay or prevent a change in control transaction without further action by our shareholders or make removal of management more difficult.

Because we are a Cayman Islands company, it could be difficult for investors to effect service of process on and recover against us or our directors and officers.

We are a Cayman Islands company, and some of our officers and directors are residents of various jurisdictions outside the United States. A substantial portion of our assets and the assets of our officers and directors, at any one time, are and may be located in jurisdictions outside the United States. Although we have irrevocably agreed that we may be served with process in Santa Clara, California, with respect to actions arising out of or in connection with violations of United States federal securities laws relating to offers and sales of ordinary shares, it could be difficult for investors to effect service of process within the United States on our directors and officers who reside outside the United States or to recover against us or our directors and officers on judgments of United States courts predicated upon the civil liability provisions of the United States federal securities laws.

Our shareholders may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our charter documents, consisting of our memorandum and articles of association, and by the Companies Law of the Cayman Islands. The rights of our shareholders and fiduciary responsibilities of our directors are governed by Cayman Islands law and are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, English law and United States law. However, we believe that English case law, although not binding in the courts of the Cayman Islands, would be regarded as persuasive. Due to this relative vagueness of Cayman Islands law, our public shareholders may have more difficulty in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is O_2Micro International Limited. We are incorporated in Cayman Islands. Our registered office is located at Maples and Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 SMB, George Town, Grand Cayman, Cayman Islands. Our telephone number is (345) 945-1110. We have a significant subsidiary, O_2Micro, Inc., which was incorporated as a California corporation in March 1995. In March 1997, O_2Micro International Limited was incorporated as a Cayman Islands company. In March 1997, we exchanged our ordinary shares and preference shares for common stock and preferred stock of O_2Micro, Inc. After the exchange, we held all of the outstanding capital stock of O_2Micro, Inc., our wholly owned subsidiary in the United States.

BUSINESS OVERVIEW

We design, develop and market high performance integrated circuits for power management, power saving applications and computer security applications. Our integrated circuits use mixed signal designs, which combine analog and digital circuits on a single chip, reducing the number of semiconductors needed and decreasing the size, weight, power requirements and cost of the end product. We focus our product design efforts on integrated circuits for markets for mobile computing, communications and other consumer electronics products, which typically require both digital and analog circuits. Products in these markets include notebook computers, liquid crystal displays, mobile phones, portable intelligent devices and other consumer electronics products, such as portable DVD players. Our products are designed to enable manufacturers to build devices that run longer on battery power and are smaller, lighter or less expensive than most devices based on existing conventional designs. Our system-level expertise, proprietary design methodologies and extensive experience with power management systems allow us to develop products quickly so that our customers can achieve rapid time to market with new devices. Our products are used in electronic devices currently sold by Acer, Compaq, Dell, Ericsson, First International Computer, Fujitsu, Hewlett-Packard, Hitachi, IBM, Legend, NEC, Philips, Siemens, Sony and Toshiba.

Industry Background

The emergence of wireless communications networks and the Internet, combined with the rapid development of technologies to enable less expensive, smaller and more powerful electronic devices, has created large markets for mobile products that provide electronic connectivity independent of physical location. One of the most significant challenges in these markets remains the efficient management of power. For example, the battery life of a typical notebook computer running a spreadsheet application, or simply playing a music CD, can be as little as two hours. Moreover, as users demand smaller mobile devices with greater functionality, the limitations of power source technology become increasingly problematic because meeting these demands typically requires larger and heavier power sources. Despite the importance of power source technology, major advances in battery storage capacity have been limited. As a result, manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently.

Power management requires a combination of two distinct technological disciplines: digital integrated circuit design and analog integrated circuit design. Digital circuits, such as microprocessor and memory semiconductors, provide most of the functionality of fundamental computer technologies. However, digital circuits generally cannot handle significant amounts of current or multiple voltage levels. In contrast, analog circuits use and manipulate continuously varying voltage and current levels. Battery power systems, which have relatively high and continuously varying power levels, are inherently analog systems.

Digital integrated circuit technology can be used to manage power systems more intelligently and efficiently and to help address the need for longer battery life in mobile applications. However, since power systems are analog by nature, mixed signal circuits, or circuits that incorporate both digital and analog technologies, are necessary in order to harness the intelligence provided by digital technology. Designing mixed signal circuits poses a number of difficulties: analog circuits are more sensitive than digital circuits to the physical layout and electrical characteristics of the circuit; analog circuit designers must have a very high level of circuit design expertise; and basic differences in the technologies used in digital and analog circuit design make combining the technologies problematic.

In addition, mixed signal circuits are comprised of both digital and analog components, and the trend toward more complex devices has increased the number of components substantially. Integrating the functions of those components on a single chip, known as a system-on-a-chip, can enable manufacturers to make products smaller, lighter, simpler to produce and more reliable. Thus, as mobile computing and communications devices grow in complexity and functionality, there is an increasing need for higher levels of systems integration. In addition, variances in battery designs among manufacturers make it more difficult to design intelligent systems that are optimized for particular power systems.

Most analog integrated circuit companies offer broad product lines of analog and, in some cases, mixed signal integrated circuit products. Their products are typically designed to function in a wide range of applications, and thus are not optimized for specific power system applications. Their products also usually must be combined with other discrete circuit components, creating larger and heavier products that are more difficult to manufacture and can be less reliable. In addition, many of these companies lack the digital circuit design and system-level expertise and focus necessary to design new products quickly to meet the rapidly changing needs of mobile computing and communications device manufacturers. Finally, many of these companies' existing integrated circuit products are not currently designed to take full advantage of recently developed standards-based battery design parameters, which can enable the use of simpler and more efficient power management systems.

Most mobile computing, communications and other consumer electronics product manufacturers need mixed signal and analog integrated circuit products specifically designed to optimize the power system usage in their devices so that they can offer new devices with richer functionality and longer battery lives. These integrated circuit products should also be highly integrated and standards-based to help manufacturers, create products that are smaller, lighter, easier to use, more reliable and more cost-efficient to design and produce. In addition, in mobile device markets where product life cycles can be less than one year, these solutions need to be developed using advanced design methodologies to allow manufacturers to achieve rapid time to market with their new products.

The O_2Micro Solution

Our integrated circuit products enable the creation of feature-rich, high performance mobile computing, communications and other consumer electronic products. Our products offer the following benefits:

- *Optimized Design Provides Efficient Power Management.* We design analog and digital integrated circuits for specific power system management applications, as opposed to basic analog products for multiple applications. This enables us to offer high performance mixed signal products that are optimized to provide power system management for maximizing battery life. Manufacturers incorporating our solutions can use smaller and less expensive batteries and build devices with longer battery life and more functionality than most devices based on conventional designs.

- *System-on-a-Chip Design Simplifies the Design of Small, Light Devices.* Our products use an advanced system-level architecture that allows us to integrate numerous digital and analog components on a single chip. This high level of integration helps reduce the size and weight of the power management and security circuitry used in our customers' products, and simplifies the design and manufacturing of those devices, since fewer components are required.

- *Proprietary Design Methodologies Accelerate Time to Market.* We design analog and mixed signal circuits that can be produced with high yields in standard complementary metal oxide semiconductor, or CMOS, foundries. Our extensive experience in designing integrated circuit products for power management applications has enabled us to develop a rich set of structured design procedures. These procedures allow us to design products quickly to meet the new requirements of electronic device manufacturers and help them achieve rapid time to market. In addition, the reduced system complexity of our highly integrated products allows system designers to reduce their design time.

- *Standards-Based Technology Enables Efficient Power Management.* We helped lead the development and adoption of the Smart Battery System industry specification, a set of design parameters for batteries, battery chargers and power system operation. When designed to be used in systems that are compliant with this standard, our products can more efficiently perform functions such as battery charging, powering down and displaying system status using a less complex system design than non-compliant products.

- *Applications Engineering Support Services Facilitate Device Design.* Our product support centers in Japan, Taiwan and the United States provide engineering support to customers to assist in the design of devices that incorporate our products. This support helps electronic device manufacturers develop devices that can utilize our products more effectively and helps improve quality control and product time to market.

Products

We offer digital, analog and mixed signal products for notebook computers, liquid crystal displays, mobile phones, portable intelligent devices and other consumer electronics products, such as portable DVD players. Our products control and monitor battery charging and discharging, select and switch between power sources, manage and provide power for lighting liquid crystal displays, control and provide power for notebook CD players, and link external notebook plug-in cards and smart cards used in e-commerce transactions.

We currently offer products in the following groups:

- Intelligent e-Commerce Group
- Intelligent DJ Group
- Intelligent Power Group
- Intelligent Inverter Group

Intelligent e-Commerce Group

Our intelligent e-Commerce products are comprised primarily of CardBus products and SmartCardBus products. Our CardBus controllers provide a high speed connection from the central processing unit to and between plug-in cards that add features such as removable data storage of a notebook computer. Our CardBus controllers incorporate a power saving feature that shuts down most portions of our chip when the whole system is powered down and leaves only a small portion active to monitor external events such as local area network activity and modem activity. Our CardBus controllers are supported by Microsoft Windows CardBus drivers and work with industry standard PC Memory Card International Association, or PCMCIA, and CardBus plug-in cards.

Our SmartCardBus products are designed to enable standard smart cards, which are credit-card-like devices that store digital information in an embedded microchip, to connect directly with a notebook computer equipped with a standard PCMCIA CardBus socket. By reading encrypted information embedded in smart cards, the SmartCardBus adds significant new features to notebook computers at a low cost, such as network security and security for e-commerce transactions. The SmartCardBus combines a smart card reader, which reads data from a smart card, and a CardBus controller, which controls the connection to the computer, in one integrated circuit. Using our patented SmartCardSensing technology, SmartCardBus has the ability to recognize and read either smart cards, which are issued to customers by banks and credit agencies to store account information, or PCMCIA cards, which provide removable data storage and other functions to notebook computers. This ability eliminates the need for separate integrated circuits for both cards and allows the user to switch between cards while the computer is in operation. SmartCardBus complies with important industry standards used in computers since 1998.

Intelligent DJ Group

A key Intelligent DJ product, AudioDJ is designed to allow notebook computers to play music CDs without the start up of the entire system or the activation of the central processing unit. This feature reduces battery consumption, increases playing time and enhances access to music CDs with a notebook computer. The compatibility of our solution with existing system designs combined with our software driver allows notebook manufacturers to adopt this feature easily into their products.

Intelligent Power Group

Key Intelligent Power integrated circuits control and monitor battery charging and discharging in mobile electronic systems. The Intelligent Charger integrated circuit optimizes battery charging based on battery chemistry and capacity. To help ensure safe and reliable charging, the Intelligent Charger integrated circuit has built-in temperature monitors, voltage monitors, current monitors, voltage limiting devices and current limiting devices to prevent overcharging and other hazards while maximizing charging current and voltage. In addition, our Intelligent Charger integrated circuit incorporates a set of standard instructions, thus easing the programming burden on the electronic systems engineer. We are active in the Smart Bus Standard, or SBS, industry committee, and are actively promoting the industry adoption of the SBS 2.0 standards.

Intelligent Inverter Group

The Intelligent Inverter family of integrated circuits are an integral part of the system circuitry that power Cold Cathode Fluorescent Lamps, or CCFLs, that provide lighting in color liquid crystal displays. These inverter integrated circuits convert battery power to alternating current power required to power the fluorescent lamps. Our inverters use our patented single-stage power conversion technology, which converts battery power to alternating current power in a single step. Our inverters increase the efficiency of the lighting system, extend the overall battery run-time and allow the use of smaller and simpler circuitry which reduces system cost. Through adjustment of voltage, our inverters can efficiently drive different sized panels, allowing the system designer to use panels of different configurations without modifying the circuit or system design. In addition, our inverters also improve the quality of the output signal, which increases the overall lamp life. Our patented High Efficiency Cold Cathode Fluorescent Lamp Inverter technology significantly reduces the stress from voltage in transformers connected to multiple lamps by powering one lamp at a time, which increases transformer life and enables use of smaller transformers. These highly integrated, cost-effective, mixed signal products also accept digital instructions that enable the operating system to control features such as dimming and contrast.

Marketing, Sales and Customer Support

Our marketing strategy is focused on selling proprietary mixed signal products to customers in the markets for mobile computing, communications and other consumer electronics products. These markets tend to be dominated by a limited number of major brand name companies. As a result, we focus our resources on penetrating the major suppliers in each market.

We sell standard products to our customers and work with them on new product development. We market these products through our direct marketing personnel located in Santa Clara, California; Taipei, Taiwan and Tokyo, Japan. Our marketing efforts include market analysis, participation in industry trade shows and technical conferences, sales training, publication of technical articles, maintenance of our website, advertising and direct mail distribution of our literature.

We sell our products through a combination of direct sales offices, sales representatives and distributors. We maintain direct sales offices in Houston, Texas; Pfluggerville, Texas; Santa Clara, California; Taipei, Taiwan and Tokyo, Japan. Additionally, we have sales representatives in Korea, the People's Republic of China, Singapore, Taiwan, the United Kingdom and the United States, as well as one distributor in Japan.

We maintain customer support staff in Hsin-Chu, Taiwan; Santa Clara, California; and Tokyo, Japan for post-order servicing and applications support.

Customers

We focus on leading suppliers of mobile computing, communications and other consumer electronics products in our targeted markets. Many of the leading suppliers have an intermediary manufacture their product or those portions of their product containing our components. Hence, the majority of our sales occur to these key intermediaries. Five of the largest and most significant intermediaries, Acer, Arima, Compal, First International Computer and Quanta Computer, are located in Taiwan. Acer not only manufactures product for its own brand sales but also manufactures selected notebook computers for Hitachi, IBM and others. Arima manufactures selected product lines for Compaq and NEC, in addition to its own brand. Compal manufactures selected notebook computers for Hewlett-Packard, Toshiba and others. First International Computer manufactures selected notebook computers for Legend and NEC. Quanta Computer manufactures selected product models for Dell, Hewlett-Packard, Siemens and others.

Manufacturing

We subcontract the manufacturing of our products to wafer foundries and assembly and test companies. This approach allows us to focus on our product development strengths, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

We use mainstream processes for the manufacture of our products, avoiding dependence on the latest process technology available. This approach reduces our technical risks and minimizes the risks related to production capacity constraints typically associated with leading-edge semiconductor processes. This approach also allows us to focus on providing differentiated functionality as the primary value added by our products. The majority of our products are manufactured using 0.25 to 0.5 micron complementary metal oxide semiconductor processes instead of the more recent 0.13 to 0.18 micron processes, which carry higher technical risks and capacity constraint risks.

We maintain our global warehousing and operations center in Hsin-Chu, Taiwan, which is in close proximity to key subcontractors. Effective May 24, 1999, we were registered by TUV America, Inc. to ISO 9001. Our U.S. facility as well as our Taiwan operations center comply with the requirements of the ISO 9001 standard.

We utilize United Microelectronics Corporation and Taiwan Semiconductor Manufacturing Company Limited in Taiwan as our primary wafer foundries on a monthly or quarterly purchase order basis. We also maintain second source capacity on selected products. We utilize several assembly and test houses including Amkor Technology Incorporated in the Philippines and Orient Semiconductor Electronics Limited and Siliconware Precision Industries Company Limited in Taiwan on a monthly or quarterly purchase order basis.

Competition

We compete in the market for mixed signal integrated circuit products based on such factors as:

- our ability to provide new products that implement new technologies and satisfy our customers' needs;
- the performance of our products across a variety of parameters such as power savings, reliability and cost efficiency; and
- the price of our products.

We believe our principal competitors include Texas Instruments, Linear Technology and Maxim Integrated Products. In addition to these competitors, other integrated circuit companies may decide to enter the market for mixed signal integrated products with products that compete with ours or incorporate functions similar to those provided by our products. We also face competition from in-house integrated circuit design and manufacturing groups at some of our existing and potential customers, such as Toshiba.

Intellectual Property

Our success depends significantly upon our ability to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Competitors may recruit our employees who have access to our proprietary technologies, processes and operations.

We rely in part on patents to protect our intellectual property. We have 13 patents in the United States and four patents in other countries. In addition, we have 33 patent applications pending in the United States Patent and Trademark Office. We also have 57 patent applications pending in various countries other than the United States. These patents may never be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and maskwork protection under the Federal Semiconductor Chip Protection Act of 1984. We also enter into confidentiality agreements with our employees, consultants and customers and seek to control access to, and distribution of, our other proprietary information.

The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many companies have encountered substantial infringement problems in these countries, some of which are countries in which we have sold and continue to sell a significant portion of our products. There is a risk that our means of protecting our proprietary rights may not be adequate. For example, our competitors may independently develop similar technology, duplicate our products or design around our patents or our other intellectual property rights. If we fail to adequately protect our intellectual property, it would be easier for our competitors to sell competing products.

Critical Accounting Policies--Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criteria (4) is based on the management's judgements regarding the collectibility of those fees.

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	*Country of Incorporation*	*Date of Incorporation*
O_2Micro, Inc.	U.S.A.	March 1995
O_2Micro Electronics, Inc.	Taiwan	March 1999
O_2Micro International Japan Limited	Japan	August 1999
O_2Micro PTE Limited-Singapore	Singapore	September 1999

PROPERTY, PLANTS AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located:

Location	Approx. Available Square Feet	Lease Expiration
Santa Clara, California	18,240	2004
Taipei, Taiwan	7,117	2004
Hsin-Chu, Taiwan	5,515	2002
Singapore	4,492	2002
Grand Cayman, Cayman Islands	1,000	2002

We use our Cayman Islands facility for performing invoicing and receiving amounts payable. Research and development, marketing, applications and administrative staff are located in Santa Clara, California. We also have a sales office in Pfluggerville, Texas. Marketing, sales, applications, worldwide production support, final inspection and shipping, and general and administrative staff are located in Hsin-Chu and Taipei, Taiwan. We have an office in Tokyo, Japan housing marketing, sales and applications staff, and an office in Singapore for research and development activities. We believe our current leased facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We design, develop and market high performance mixed signal integrated circuits for power management, power saving applications and computer security applications. Our net sales have been derived primarily from the sale of mixed signal integrated circuit products to customers in the mobile computing, communications and other consumer electronics products markets.

From our inception in 1995 until our first product sales in November 1996, we were principally engaged in development-stage activities, including product development, sales and marketing efforts, and recruiting qualified management and other personnel. Our net sales have grown from $23.7 million in 1999 to $40.4 million in 2000 and $45.8 million in 2001. This increase in net sales was due primarily to introduction of our new products and higher unit shipments of our existing products. Our overall gross margin, while generally improving, has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on specific products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses grew from $13.3 million in 1999 to $18.9 million in 2000 and $24.4 million in 2001. Our operating expenses increased as we continued our new product development efforts, expanded our operations and hired additional personnel. We achieved profitability with net income of $838,000 in 1999, $6.6 million in 2000 and $5.6 million in 2001. We achieved a quarterly profit for the first time in the quarter ended September 30, 1999 with net income of $752,000 and have been profitable in each quarter since then. We believe this profitability was the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our cumulative losses resulted in an accumulated deficit of $1.1 million at December 31, 2001.

We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

We sell our products through a combination of direct sales offices, sales representatives and distributors. We maintain direct sales offices in Houston, Texas; Pfluggerville, Texas; Santa Clara, California, Taipei, Taiwan and Tokyo, Japan. Additionally, we have sales representatives in Korea, the People's Republic of China, Singapore, Taiwan, the United Kingdom and the United States, as well as one distributor in Japan.

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience; these provisions are deducted from sales.

Operating Results

The following table summarizes historical results of operations as a percentage of net sales for the periods shown.

	Year Ended December 31,		
	1999	2000	2001
Consolidated Statement of Operations Data:			
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	41.3	38.9	35.9
Gross margin	58.7	61.1	64.1
Operating expenses:			
Research and development	23.3	24.0	31.3
Selling, general and administrative	29.4	21.6	21.6
Stock-based compensation	3.2	1.1	0.4
Total operating expenses	55.9	46.7	53.3
Income from operations	2.8	14.4	10.8
Non-operating income–net	0.7	2.6	4.0
Income tax expenses	-	0.6	2.5
Net income	3.5 %	16.4 %	12.3 %

Years Ended December 31, 2001 and 2000

Net Sales. Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2001 were $45.8 million, an increase of $5.5 million or 13.5% from $40.4 million for the year ended December 31, 2000. This increase in net sales resulted from increased unit shipments of our existing products as well as shipments of new products. In 2001, we introduced our multiple serial lithium ion battery charger, our thermal power management integrated circuit, our intelligent charger, our buffer battery supply system and our adaptive learning inverter controller. We also enhanced the features of certain products in every existing product group in 2001.

Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the cost of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2001 was $29.4 million, an increase of $4.7 million or 19.0% from $24.7 million for the year ended December 31, 2000. This increase in absolute dollars was due to increased sales and increased margins, which resulted from a favorable mix of existing products and contribution from new products, which had relatively higher gross margin. Gross profit as a percentage of net sales for the year ended December 31, 2001 increased to 64.1% from 61.1% for the year ended December 31, 2000. We expect that our gross profit as a percentage of net sales will fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent of, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2001 were $14.3 million, an increase of $4.6 million or 47.9% from $9.7 million for the year ended December 31, 2000. As a percentage of net sales, research and development expenses were 31.3% for the year ended December 31, 2001, an increase from 24.0% for the year ended December 31, 2000. This increase primarily reflected the addition of research and development personnel associated with the expansion of our design activities in Singapore and the People's Republic of China. We expect that research and development expenses will continue to increase in the foreseeable future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees and trade show and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2001 were $9.9 million, an increase of $1.2 million or 13.7% from $8.7 million for the year ended December 31, 2000. This increase in absolute dollars was primarily due to increased sales commissions relating to higher sales, increased product marketing costs and additional personnel. As a percentage of net sales, selling, general and administrative expenses were 21.6% for the year ended December 31, 2001, the same as for the year ended December 31, 2000. We expect that selling, general and administrative expenses will continue to increase in absolute dollars for the foreseeable future.

Stock-based Compensation. For accounting purposes, we recognize deferred stock-based compensation whenever we grant options or warrants to purchase our ordinary shares to employees with exercise prices that are less than the deemed fair market value of the underlying shares at the grant date and whenever we grant option or warrants to consultants. Amortization of deferred stock-based compensation recorded in the year ended December 31, 2001 was $166,000, a decrease of $292,000 or 63.8% from $458,000 for the year ended December 31, 2000.

Non-operating Income-net. Non-operating income-net reflects interest earned on average cash balances, less interest on borrowings and foreign exchange transaction gains and losses. Non-operating income-net was $1.8 million for the year ended December 31, 2001 and $1.1 million for the year ended December 31, 2000, reflecting an increase in interest earned on higher level of cash balances resulting primarily from proceeds from our public offerings.

Income Taxes. Income tax expenses were $1.2 million for the year ended December 31, 2001, compared to an income tax expenses of $227,000 for the year ended December 31, 2000. This increase in our income tax expenses was primarily due to the assessment of a non-recurring adjustment to bring O_2Micro Electronics, Inc. into compliance with a 10% retained earning tax in Taiwan. Our tax expenses also increased because of the full utilization in 2000 of the net operating loss carryforwards of O_2Micro International Limited Taiwan Branch.

Years Ended December 31, 2000 and 1999

Net Sales. Net sales for the year ended December 31, 2000 were $40.4 million, an increase of $16.6 million or 70.1% from $23.7 million for the year ended December 31, 1999. This increase in net sales was primarily due to the introduction of new products and to increased volume of shipments of our existing products to new and existing customers. In 2000, we introduced our SmartCardBus, wide-range input voltage inverter controller and high voltage integrated battery charger. We also enhanced the features of certain products in every existing product group in 2000.

Gross Profit. Gross profit for the year ended December 31, 2000 was $24.7 million, an increase of $10.7 million or 77.1% from $13.9 million for the year ended December 31, 1999. This increase in absolute dollars was due to increased sales of new products with higher gross margin, decreased costs resulted from the optimization of our supply chain. Gross profit as a percentage of net sales for the year ended December 31, 2000 increased to 61.1% from 58.7% for the year ended December 31, 1999.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2000 were $9.7 million, an increase of $4.2 million or 75.4% from $5.5 million for the year ended December 31, 1999. As a percentage of net sales, research and development expenses were 24.0% for the year ended December 31, 2000, an increase from 23.3% for the year ended December 31, 1999. This increase primarily reflected the addition of research and development personnel, the non-recurring expenses associated with the development of mixed signal integrated circuit products and process improvements with some of our existing products as well as expenses associated with the expansion of our Singapore design center in 2000.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2000 were $8.7 million, an increase of $1.7 million or 25.0% from $7.0 million for the year ended December 31, 1999. This increase in absolute dollars was primarily due to increased sales commissions relating to higher sales, increased product marketing costs, additional personnel, increased general and administrative expenses associated with the expansion of the Singapore design center, expansion of facilities in Tokyo, as well as expansion of operations in both Santa Clara and Taipei, Taiwan. As a percentage of net sales, selling, general and administrative expenses were 21.6% for the year ended December 31, 2000, a decrease from 29.4% for the year ended December 31, 1999. The decline in selling, general and administrative expenses as a percentage of net sales from 1999 to 2000 was a result of selling, general and administrative expenses increasing less rapidly than net sales during the same period.

Stock-based Compensation. Amortization of deferred stock-based recorded in the year ended December 31, 2000 was $458,000, a decrease of $315,000 or 40.8% from $773,000 for the year ended December 31, 1999.

Non-operating Income-net. Non-operating income-net was $1.1 million for the year ended December 31, 2000 and $187,000 for the year ended December 31, 1999, reflecting an increase in interest earned on higher level of cash balances resulting from our initial public offering proceeds.

Income Taxes. Tax provisions were $227,000 and $13,000 for the year ended December 31, 2000 and 1999, respectively. As of December 31, 2000, we had a net operating loss carryforwards of approximately $1.7 million for U.S. federal tax purposes and $5.2 million for state tax purposes. The U.S. federal net operating loss carryforwards will expire during the period from 2010 through 2013, if not utilized. The state net operating loss carryforwards will expire in 2004 and 2005, if not utilized. O_2Micro International Limited-Taiwan Branch had net operating loss carryforwards of approximately $3.9 million as of December 31, 1999, all of which were fully used in 2000. Our aggregate losses provide no tax benefit under Cayman Islands law.

Liquidity and Capital Resources

Since our inception, we have financed our operations through private sale of securities and through our initial public offering in August 2000 and our public offering in November 2001. Cash and short-term investments were $119.0 million at December 31, 2001 as compared to $37.4 million at December 31, 2000. Our operating activities provided cash in the amount of $9.5 million in the year ended December 31, 2001, $3.1 million in the year ended December 31, 2000 and $1.6 million in the year ended December 31, 1999.

Non-cash charges consist of depreciation of fixed assets and amortization of intangibles, such as capitalized patent expenses and stock-based compensation from stock options and warrants. The working capital components that have a significant impact on our cash flows are accounts receivable, inventory, notes and accounts payable and accrued liabilities.

These net cash inflows or outflows resulted from net income or loss from operations as well as increases in inventory and accounts receivable due to increased sales and were partially offset by increases in notes and accounts payable and accrued liabilities.

Our investing activities used cash of $12.6 million in the year ended December 31, 2001, $3.8 million in the year ended December 31, 2000 and $1.2 million in the year ended December 31, 1999. Investing activities in the year ended December 31, 2001 primarily represented short-term investments and purchase of capital equipment. Investing activities in the years ended December 31, 2000 and 1999 primarily represented purchases of capital equipment. In the year ended December 31, 2001, there was an increase of $10.0 million in short-term investments, and $44,000 for refundable deposits. In the year ended December 31, 2000, there was an increase of $87,000 for refundable deposits, which consist of rent deposits for new office space, both due to specific commercial arrangements, and an increase of $881,000 in pledged deposits, which are guarantees for work-in-process inventory at our suppliers' facilities. In the year ended December 31, 1999, there was an increase of $317,000 in pledged deposits, and $89,000 for refundable deposits. In the year ended December 31, 2000, we made a $750,000 convertible loan to 360° Web Limited and a $500,000 investment in shares of stock of a privately-held company.

Cash provided by financing activities was $75.0 million in the year ended December 31, 2001, primarily due to the issuance of ordinary shares in our public offering in November 2001. Cash provided by financing activities was $32.5 million in the year ended December 31, 2000, primarily representing issuance of ordinary shares in our initial public offering. Cash used in financing activities was $308,000 in 1999, primarily representing repayment of short-term debt.

We believe our cash balances will be sufficient to meet our capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2001, we had 123 full-time employees engaged in research and development efforts. Our total expenditures for research and development were $14.3 million for the year ended December 31, 2001, $9.7 million for the year ended December 31, 2000 and $5.5 million for the year ended December 31, 1999. We believe that our research and development staffing will increase significantly in the next 12 months due to the expansion of our existing design centers and the opening of additional design centers.

We employ designers who have the necessary engineering and systems qualifications and are experienced in system architecture, analog, digital, mixed signal and software design and development. We also utilize independent contractors from time to time for specific research and development projects. Our internal research and development personnel thoroughly review the external development processes and the design of these products as part of our quality assurance process. All development is carried out using ISO 9001 certified design processes, and our design tools are continuously enhanced to improve design, fabrication and verification of our products.

We work with our customers to monitor the performance of our product designs and to provide support at each stage of customer product development. Due to the complexity of our products, we maintain a significant direct applications support staff for customer technical support in our key markets – Japan, Taiwan and the United States. These direct applications engineering personnel assist with capturing business and supporting existing products at key customers. Additionally, we work closely with our customers to develop highly efficient power management products for specific mobile applications.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2001, were as follows:

Name	Age	Position
Sterling Du	42	Chief Executive Officer, Class I Director and Chairman of the Board
James Keim	57	Class II Director and Chief Operating Officer of O_2Micro, Inc.
Chuan Chiung "Perry" Kuo	42	Chief Financial Officer, Class I Director and Secretary
Shoji Akutsu	63	Class II Director and member of Audit Committee
Michael Austin	66	Class III Director
Geok Ling Goh	60	Class I Director and member of Audit Committee
Keisuke Yawata	67	Class III Director and member of Audit Committee

Sterling Du has served as our chief executive officer and chairman of our board of directors since March 1997 and as a Class I Director since June 2001. He also served as our chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O_2Micro, Inc., our predecessor entity. From October 1993 to April 1995, Mr. Du was vice president of engineering at GreenLogic, Inc., a semiconductor design company, which he co-founded. Mr. Du received a B.S. in chemical engineering from National Taiwan University and an M.S. in electrical engineering from the University of California, Santa Barbara.

James Keim has served as a director since March 1999 and as chief operating officer of O_2Micro, Inc. and a Class II director since June 2001. He also served as our chief operating officer from June 1998 to June 2001. From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm. Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation. Mr. Keim received a B.S. in engineering from Iowa State University, an M.S. in electrical engineering and an M.B.A. from the University of Illinois.

Chuan Chiung "Perry" Kuo has served as our general manager of Taiwan operations since January 1997, as chief financial officer and a director since March 1999, as secretary since October 1999 and as a Class I director since June 2001. From February 1992 to December 1996, he was executive vice president of Pac Net Group, a holding company with investments in chemicals, electronics and real estate. From July 1983 to February 1992, he held various positions at Formosan Rubber Group, a rubber manufacturer, including product design engineer, plant manager, research and development director, and vice president. Mr. Kuo received a B.S. in chemical engineering from National Taiwan University and an M.B.A. from the Rotterdam School of Management, Erasmus University in The Netherlands.

Shoji Akutsu has served as a director since August 1999 and a Class II director and as a member of the Audit Committee since June 2001. Mr. Akutsu co-founded Teksel Co., Ltd., a distributor of advanced semiconductors, where he has been president and chief executive officer since its inception in 1975. In addition, Mr. Akutsu is vice chairman of the Distributor Association of Foreign Semiconductors, a government-sponsored trade association in Japan. He graduated from Meiji University in Tokyo, Japan.

Michael Austin has served as a director since October 1997 and as a Class III director since June 2001. Mr. Austin is a chartered accountant in the Cayman Islands, an associate member of The Chartered Institute of Taxation, a member of the Society of Trust and Estate Practitioners, and a Notary Public. In January 1997, Mr. Austin was appointed as a director of the Cayman Islands Monetary Authority. Prior to retiring in July 1992, Mr. Austin was a managing partner at KPMG Peat Marwick, an international accounting firm, where he was employed for 23 years. He also serves on the boards of directors of several other companies.

Geok Ling Goh has served as a director since January 2000, as a member of the Audit Committee since August, 2000 and as a Class I director since June 2001. From October 1998 to October 1999, he was the managing director of Micron Semiconductor Asia Pte Ltd. From June 1970 to October 1998, he held various positions at Texas Instruments Singapore Pte Ltd, including marketing director, vice president of marketing, and in 1993 was appointed the first local managing director of TIS. He serves as the Chairman of Tuas Power and as a director on the boards of Sembcorp Industries Ltd., PKTech International Ltd, ASTI Holding Pte Ltd, Marigold Holdings Pte Ltd and Yew Lian Property & Investment Pte Ltd. He also serves as a council member of Nanyang Technology University. He received a bachelor of engineering degree from Sydney University.

Keisuke Yawata has served as a director since October 1999, as a member of the Audit Committee since August, 2000 and as a Class III director since June 2001. Mr. Yawata is the president of The Future International, a consulting firm he founded in 1997. From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc. From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994. From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984. In addition, Mr. Yawata was a vice president of the Semiconductor Industry Association Japan Chapter from 1989 to 1994. Mr. Yawata serves as a director on the board of TeraLogic, Inc., a fabless semiconductor company. He received a B.S. in electrical engineering from Osaka University in Osaka, Japan and an M.S. in electrical engineering from Syracuse University.

There are no family relationships among any of our directors or executive officers.

Compensation

We paid an aggregate amount of compensation during 2001 to our directors and officers as a group equal to $1,286,003. All of our officers and directors are eligible to participate in our employee benefit plans.

Share Ownership of Directors and Senior Management

As of December 31, 2001, the aggregate number of ordinary shares beneficially owned by our directors and senior management was 4,804,026. This number includes options to purchase an aggregate of 835,584 ordinary shares under our 1997 Stock Plan and 1999 Stock Plan.

Employee Benefit Plans

1997 Stock Plan. Our 1997 stock plan was adopted by our board of directors and approved by our shareholders in 1997. The 1997 stock plan provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code, and for the granting to employees and independent contractors of nonstatutory stock options and stock purchase rights. Our board of directors and our shareholders have authorized a total of 3,700,000 ordinary shares for issuance pursuant to the 1997 stock plan, as amended. As of December 31, 2001, options outstanding under the 1997 stock plan were 1,467,777, of which 881,242 were exercisable. No more grants have been made under this plan after the consummation of our initial public offering.

1999 Stock Incentive Plan. Our 1999 stock plan was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000. The 1999 stock plan provides for the granting .o employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants. Initially, we have reserved 3,000,000 ordinary shares for issuance under the 1999 stock plan. The number of shares initially reserved will be increased by the number of shares (1) 33,080, which represents the number of shares reserved under our 1997 stock plan, but not granted as of the date of completion of our initial public offering and (2) represented by grants under our 1997 stock plan that expire, are forfeited or cancelled after completion of our initial public offering. Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 stock plan will be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year or a lesser number determined by the administrator. However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ordinary shares or a smaller number as determined by the administrator. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2001, options outstanding under the 1999 stock plan were 1,646,000, of which 79,699 were exercisable.

1999 Employee Stock Purchase Plan. Our 1999 purchase plan was approved by our board of directors in October 1999, was approved by our shareholders prior to the consummation of our initial public offering in August 2000 and is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code and to provide our employees with an opportunity to purchase ordinary shares through payroll deductions. Initially an aggregate of 1,000,000 ordinary shares are reserved for issuance under the 1999 purchase plan and available for purchase thereunder, subject to adjustment in the event of a stock split, stock dividend or other similar change in our ordinary shares or our capital structure. Commencing on January 1, 2001, the number of shares reserved under this plan will be increased by a number equal to the least of 2% of the fully-diluted number of ordinary shares outstanding on that date, 800,000 shares or a smaller number determined by the administrator. All of our employees and the employees of our subsidiaries (including officers) who have been employed by us for at least ten days and whose customary employment is for more than five months in any calendar year and more than 20 hours per week are eligible to participate in the 1999 purchase plan. Employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical their participation in the 1999 purchase plan are not eligible to participate in the 1999 purchase plan. As of December 31, 2001, 90,058 shares had been issued under the 1999 purchase plan.

The 1999 purchase plan designates offer periods, purchase periods and exercise dates. Offer periods are generally overlapping periods of 24 months, with new offering periods (other than the first offering period) commencing on May 1 and November 1 of each year. The initial offer period commences on September 1, 2000 and will end on October 31, 2002. Purchase periods are generally six-month periods, with the initial purchase period commencing on September 1, 2000 and ending on April 30, 2001. The exercise date is the last day of each purchase period.

On the first day of each offer period, a, participating employee is granted purchase rights, which are a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which deductions are to be made from the pay of participants in accordance with their authorizations and credited to their accounts under the 1999 purchase plan. When a purchase right is exercised, the participant's withheld salary is used to purchase ordinary shares. The price per share at which ordinary shares are to be purchased under the 1999 purchase plan during any offer period is the lesser of 85% of the fair market value of our ordinary shares on the date of the grant of the option or 85% of the fair market value of our ordinary shares on the applicable exercise date. The participant's purchase right is exercised in this manner on all four exercise dates arising in the offer period unless, on the first day of any purchase period, the fair market value of our ordinary shares is lower than the fair market value of the ordinary shares on the first day of the offer period. If so, the participant's participation in the original offer period is terminated, and the participant is automatically enrolled in the new offer period commencing on that day.

Payroll deductions may range in whole percentage increments from 1% to 10% of a participant's regular base pay, including commissions, overtime, bonuses, annual awards and other incentive payments. Participants may not make direct cash payments to their accounts. An employee may purchase a maximum of 2,000 ordinary shares under the 1999 purchase plan during a purchase period. Additional limitations on the amount of ordinary shares that may be purchased during any calendar year are imposed by the Internal Revenue Code.

Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to promoting our best interests. Our directors also have a duty of care to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested under our memorandum and articles of association in the holders of the shares.

Terms of Directors and Officers

Our memorandum and articles of association allow our shareholders by ordinary resolution to appoint any person to be a director and in a like manner to remove any director and appoint another person in his place. Further, our directors have the power at any time to appoint any person to become one of our directors, either to fill a vacancy or as an addition to the existing directors, except that the total number of directors may not exceed the number fixed in accordance with our memorandum and articles of association. We have currently set the number of directors at not less than five or more than nine persons, but a majority of our shareholders may by ordinary resolution increase or reduce the limits on the number of directors. Prior to completion of our initial public offering, our memorandum and articles of association were amended to provide for our board of directors to be elected on a staggered basis which means shareholders can only elect, or remove, a limited number of our directors in any given year and can make it more difficult for a third party to acquire us without the consent of our board of directors. At our first annual general meeting after becoming eligible to have a classified board, our board of directors were divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. At that annual general meeting, three Class I directors were elected for a one-year term, two Class II directors for a two-year term and two Class III directors for a three-year term. At each subsequent annual general meeting, successors to the class of directors whose terms expires at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. The term of executive officers is determined by our board of directors. There are no provisions of Cayman Islands law which require the term of executive officers to be for a particular period.

Committees of the Board of Directors

We have an audit committee and a compensation committee. The audit committee selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of our annual audit. Each of our audit committee members qualifies as an "independent" director for purposes of the rules and regulations of the Nasdaq National Market System. The compensation committee establishes remuneration levels for our officers, performs the functions that are provided under our employee benefit programs and administers the 1999 stock plan. Currently, Messrs. Yawata, Akutsu and Goh serve on the audit committee, and Messrs. Akutsu, Austin and Kuo serve on the compensation committee.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee.

Employees

As of December 31, 2001, we had 196 full-time employees, 79 of which were based in the United States, 100 in Asia, 14 in Europe and three in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTIONS

Loans

In 2001, James Keim, one of our directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, we entered into a term loan agreement with Mr. Keim in February 2002, under which we made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007.

In February 2000, we loaned $750,000 to 360° Web Ltd (360° Web). The loan accrues interest at a rate of USD-LIBOR + 1% and is to be paid semiannually until the loan is fully repaid or until the loan is converted into up to 2,083,333 shares of Series B capital stock of 360° Web. We may convert the loan if 360° Web offers shares of its Series B capital stock. Sterling Du, our chief executive officer and chairman of our board, and three other directors of O_2Micro serve as directors of 360° Web. They were appointed to the board of directors of 360° Web after the loan was made. We have agreed with 360° Web to lend it up to $1 million on terms similar to the February 2000 loan until is fully repaid or until the loan is converted into shares of preferred stock of 360° Web at a conversion price of $1.00 per share. From time to time, we may make additional loans to 360° Web on similar terms. 360° Web provides software design services to us from time to time.

In April 1997, we loaned a total of $74,000 to Sterling Du, Reginia Chan and Max Y.S. Huang, our executive officers, in connection with tax obligations as a result of our reincorporation as a Cayman Islands company. The loan accrued interest at a rate of 3% per annum. We forgave the principal and accrued interest for this loan in April 2000.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Our financial statements set forth in the accompanying index to Consolidated Financial Statements included in this Annual Report on Form 20-F following Part IV beginning on page F-1 are hereby incorporated in this Annual Report on Form 20-F by reference. Our Consolidated Financial Statements are filed as part of this Annual Report on Form 20-F.

Legal Proceedings

On November 3, 2000, we filed a Declaratory Judgment Complaint (the "Complaint") against Monolithic Power Systems ("MPS") in the federal court in the Northern District of California. Our Complaint seeks a declaration either that we do not infringe the MPS patent, that the MPS patent is invalid, or both. Additionally, we are seeking damages for interference with our customers. MPS has counterclaimed for patent infringement, alleging that our OZ960 controller infringes MPS patent.

A claims construction hearing was held on October 5, 2001. The Court has ruled on claims construction. MPS has yet to disclose a computation of damages. Also, we are still assessing the amount of damages sustained by us. Discovery and depositions continue in this case.

We filed a second complaint against MPS on October 24, 2001. The complaint seeks damages and injunctive relief for patent infringement of U.S. patent 6,259,615 owned by us. The complaint was amended on November 13, 2001 to include trade secret misappropriation counts against MPS. MPS countersued us for patent infringement, alleging that our OZ960, OZ961, OZ970 and OZ969 inverters infringe their patent. This patent is a continuation patent of the subject patent of the first action with MPS.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares or other securities and do not anticipate paying cash dividends in the foreseeable future.

ITEM 9. THE OFFER AND LISTING

ORDINARY SHARE PRICES AND RELATED MATTERS

The following table sets forth for the periods indicated the high and low last reported sales prices per ordinary share since trading on August 23, 2000 as furnished by the Nasdaq National Market. The initial public offering of our ordinary shares on August 23, 2000 was at the price of $9.00 per share.

(a) **Annual high and low market prices**

	High	Low
August 23, 2000 through December 31, 2000	$28.63	$5.38
January 1, 2001 through December 31, 2001	$24.05	$5.50

(b) **Quarterly high and low market prices**

Fourth Quarter 2000	$17.88	$5.38
First Quarter 2001	$13.98	$5.50
Second Quarter 2001	$11.80	$5.50
Third Quarter 2001	$17.20	$10.01
Fourth Quarter 2001	$24.05	$11.81
First Quarter 2002	$25.28	$15.90

(c) **Monthly high and low market prices**

October 2001	$17.12	$14.60
November 2001	$19.84	$14.60
December 2001	$24.05	$20.45
January 2002	$24.74	$20.00
February 2002	$25.28	$17.55
March 2002	$22.56	$15.90

ITEM 10. ADDITIONAL INFORMATION

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law (2001 Second Revision). The summary is qualified in its entirety by reference to our memorandum and articles of association (see Item 19-Exhibit 1).

Registered Office

The Company has been assigned registration number CR-72204 by the registrar of companies in the Cayman Islands. The registered office is located at the offices of Maples and Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The telephone number at that location is (345) 949-8066.

Objects and Purposes

Paragraph 3 of the memorandum of association provides that the objects and purposes of the Company are unlimited and the Company may perform all corporate activities not prohibited by any law as provided by the Companies Law (2001 Second Revision).

Directors

Article 107 of the articles of association of the Company provides that a director will not be disqualified by his office from contracting with the Company notwithstanding such director's interest and that such an interested director will not be liable to the Company for any profit realized through such contract or arrangement, provided, if the director's interest in such contract or arrangement is material, the interested director declares such interest at the earliest meeting of the board. Article 117 provides that directors' compensation shall from time to time be determined by the Company in general meeting or by the board in accordance with the articles of association. Article 126 provides that the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

Ordinary Shares

General. The Company's articles of association authorize the issuance of 95,000,000 ordinary shares with a par value of US $0.001. All the outstanding ordinary shares are fully paid and nonassessable and accordingly no further capital may be called for by the Company from any holder of the ordinary shares outstanding. Certificates representing the ordinary shares are issued in registered form. The ordinary shares are not entitled to any sinking fund or pre-emptive or redemption rights. Under Cayman Islands Law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (2001 Second Revision) and the articles of association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-residents holders of the ordinary shares.

Dividends. The holders of our ordinary shares are entitled to receive the dividends that are declared by the board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in-surplus in the United States, subject to a statutory solvency test.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or any shareholder present in person or by proxy, before or on the declaration of the result of the show of hands.

A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of not less than a majority of our issued voting share capital. Shareholders' meetings are held annually and may be convened by the board of directors on its own initiative. Advanced notice of at least ten days is required for the convening of shareholders' meetings.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares and preference shares, if any, cast in a general meeting, while a special resolution requires the affirmative vote of two-thirds of the votes cast attaching to the ordinary shares and preference shares, if any. Holders of ordinary shares, which are currently the only shares, carrying the right to vote at our general meetings, have the power, among other things, to elect directors, appoint auditors and make changes in the amount of our authorized share capital.

Material issues that require a special resolution of the shareholders under the Companies Law include resolutions to alter the memorandum of association with respect to any objects, powers or other matters specified therein, any alteration of the articles of association, any reduction of capital, any change of name, the appointment of an inspector for examining into the affairs of the company, requiring the company to be wound up by a court, any voluntary winding up, delegating to creditors the power of appointing liquidators, making binding arrangements between the company and its creditors, sanctioning the transfer of the business or property of the company being wound up to another company whether established in the Cayman Islands or in any other jurisdiction and sanctioning the re-registration of an ordinary non-resident company as an exempted company.

Liquidation. If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, in a manner proportionate to their shareholdings, and may vest the whole or any part of those assets in trustees of those trusts for the benefit of the shareholders that the liquidator, with the approval of the shareholders, thinks fit, provided that a shareholder may not be compelled to accept any shares or other assets that would subject that shareholder to liability.

Preference Shares

The articles of association authorizes the issuance of 5,000,000 preference shares with a par value of $0.001 per share. Pursuant to our articles of association, the board of directors has the authority, without further action by the shareholders, to issue preference shares in one or more series. It also has the authority to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of those shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. The board of directors, without shareholder approval, can issue preference shares with voting, conversion or other rights that could harm the voting power and other rights of the holders of ordinary shares. Subject to the directors' duty of acting in our best interest, preference shares can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares, and may harm the voting and other rights of the holders of ordinary shares.

Anti-takeover Effects of Provisions in Our Charter Documents

Provisions in our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our shareholders favor. These provisions could have the effect of discouraging others from making tender offers for our shares. As a result, these provisions may prevent the market price of our ordinary shares from reflecting the effects of actual or rumored takeover attempts and may prevent shareholders from reselling their shares at or above the price at which they purchased their shares. These provisions may also prevent changes in our management that our shareholders may favor. Our charter documents do not permit shareholders to act by written consent, do not permit shareholders to call a general meeting and provide for a classified board of directors, which means shareholders can only elect, or remove, a limited number of our directors in any given year. Furthermore, as discussed above, our board of directors has the authority to issue up to 5,000,000 preference shares in one or more series. Our board of directors can fix the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders. The issuance of preference shares may delay or prevent a change in control transaction without further action by our shareholders or make removal of management more difficult.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. The following paragraphs are a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and to their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

- the parties have complied with the statutory provisions regarding majority vote;
- the shareholders have been fairly represented at the meeting in question;
- the arrangement is one that a businessman would reasonably approve; and
- the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period require the holders of the remaining shares to transfer these shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits. Maples and Calder has advised us that no significant or major reported class action or derivative action has been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

- a company is acting or proposing to act illegally or outside of its powers;
- the act complained of, although not outside of its powers, could be effected only if authorized by more than a simple majority vote;

- the individual rights of the plaintiff shareholders have been infringed or are about to be infringed; or

- those who control the company are perpetrating a "fraud on the minority."

Indemnification

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent that a provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to these provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Enforceability of Civil Liabilities

We are a Cayman Islands company. We incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands company:

- political and economic stability;

- an effective judicial system;

- unlike some jurisdictions which impose taxes on worldwide income, no taxation of companies based upon profits, income, gains or appreciation;

- the absence of exchange control or currency restrictions; and

- the availability of professional and support services.

However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. For example, the remedies of shareholders and fiduciary responsibilities of our directors are governed by Cayman Islands law and are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, English law. However, we believe that English case law, although not binding in the courts of the Cayman Islands, would be regarded as persuasive. Based on English case law, we believe under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to promoting our best interests. Our directors also have a duty of care to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested under our memorandum and articles of association in the holders of the shares.

A substantial majority of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon us or our directors and officers or to enforce against us or against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. We have appointed Sterling Du as our agent for service of process in the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Everlex Law Office, our counsel as to Taiwan law, have advised us that there is uncertainty regarding whether the courts of the Cayman Islands and Taiwan, respectively, would (1) recognize or enforce judgments of United States courts obtained against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof or (2) be competent to hear original actions brought in their jurisdiction against us or our officers and directors predicated upon the securities laws of the United States or any state thereof.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Instead, such a judgment must be enforced by action at common law. Maples and Calder have advised us that a final and conclusive judgment in a federal or state court of the United States under a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

Everlex Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for in Taiwan. The Taiwan courts may recognize and enforce foreign judgments based on, among others, treaties or reciprocity between Taiwan and the country where the judgment is made.

Material Contracts

Other than the contacts listed under Item 19--Exhibits, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Exchange Control

Our articles of association authorizes us to issue an aggregate of 95,000,000 ordinary shares with a par value of $0.001 per share. Of those 95,000,000 authorized ordinary shares, 38,134,511 shares were issued and outstanding as of December 31, 2001, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (2001 Second Revision) and our articles of association. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of ordinary shares.

TAXATION

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

No stamp duties are payable on the issue or transfer of shares. An agreement to transfer shares may be subject to stamp duty if the agreement is executed in the Cayman Islands or, if executed outside the Cayman Islands, subsequently brought into the Cayman Islands. The Stamp Duty Law (2001 Revision) does not provide who is liable to pay stamp duty on any document but, in practice, the person who seeks to rely on the document in any civil court proceedings will be required to pay stamp duty in order to have the document admitted in evidence.

United States Federal Income Taxation

The following discussion addresses the material United States federal income tax consequences of the ownership of ordinary shares held as a capital asset by a "U.S. Investor." A "U.S. Investor" means a person who is any of the following:

- a citizen or resident of the United States;
- a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source;
- a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons; or
- a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. trust.

This summary does not address the United States federal income tax treatment of the following types of investors:

- life insurance companies;
- tax-exempt investors;
- banks and financial institutions;
- broker-dealers;
- U.S. investors who or that hold 10% or more of our voting shares;
- investors who hold our ordinary shares as part of straddles, hedging or integrated or conversion transactions; or
- persons whose "functional currency" is not the U.S. dollar.

Each type of investor listed above may be subject to tax rules that differ significantly from those summarized below. You are advised to consult your own tax adviser with respect to your particular circumstances and with respect to the effects of state, local or foreign tax laws to which you may be subject.

Dividends. Subject to the discussion in "Passive Foreign Investment Company Status" below, in the event that a U.S. Investor receives a distribution on the ordinary shares, other than a pro rata distribution of ordinary shares or rights with respect to the ordinary shares, that U.S. Investor will be required to include the distribution in gross income as a taxable dividend to the extent that a distribution is paid from our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. Investor's basis in the ordinary shares and thereafter as gain from the sale or exchange of a capital asset. Dividends paid by us will not be eligible for the corporate dividends received deduction. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares will be "passive income" or in certain circumstances "financial services income" to a U.S. Investor.

Distributions to a U.S. Investor of the ordinary shares or rights to subscribe for the ordinary shares that are received as part of a pro rata distribution to all our shareholders will not be subject to United States federal income tax. The basis of the new ordinary shares or rights so received will be determined by allocating the U.S. investor's basis in the old ordinary shares between the old ordinary shares and the new ordinary shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old ordinary shares at the time of distribution and the U.S. Investor does not make an election to determine the basis of the rights by allocation as described above.

Dispositions of Shares. Subject to the discussion in "Passive Foreign Investment Company Status" below, gain or loss realized by a U.S. Investor on the sale or other disposition of the ordinary shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between that U.S. Investor's basis in the ordinary shares and the amount realized on the disposition. The capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the ordinary shares for more than one year at the time of the sale or exchange. Gain or loss realized by a U.S. Investor will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Status. We believe that we are not a passive foreign investment company and do not expect to become a passive foreign investment company in the future. We will be classified as a passive foreign investment company if, after the application of "look through" rules, either (a) 75% or more of the gross income of the company in a taxable year is passive income, or (b) the average percentage of assets by value of the company in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%, the income or assets test. Whether or not we are a passive foreign investment company will be determined annually based upon the composition of our income and assets including goodwill, from time to time. In determining that we are not a passive foreign investment company, we are relying on our projected expenditure plans for the current year and future years and the current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the then market price of our shares and have made a number of assumptions regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the price of our shares, it is subject to change. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may result in our being classified as a passive foreign investment company. In addition, the composition of our income and assets will be affected by the extent to which we spend the cash we have raised, which is a passive asset for purposes of the passive foreign investment company asset test discussed above on acquisitions and capital expenditures. We intend, however, to use, the proceeds of this offering and conduct our business activities in an effort to reduce the risk of our classification as a passive foreign investment company.

Because the passive foreign investment company determination is made at the end of each taxable year, we cannot determine in advance whether we will be considered a passive foreign investment company for the 2001 taxable year or for any future taxable year. If we become a passive foreign investment company at any time, we will notify all U.S. investors who have, been at any time a record shareholder by mail within 60 days of the end of our taxable year ending December 31.

Special U.S. tax rules apply to U.S. Investors of interests in a passive foreign investment company. Subject to the discussion of the market-to-market election and Qualified Electing Fund election below, if we were a passive foreign investment company for any taxable year during which a U.S. Investor held ordinary shares, that U.S. Investor would be subject to special tax rules regardless of whether we meet the income or assets test for any other year:

- any "excess distribution" by us to the U.S. Investor, which means any distributions received by the U.S. Investor on the ordinary shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Investor in the three preceding taxable years, or, if shorter, the U.S. Investor's holding period for the ordinary shares; and

- any gain realized on the sale or other disposition, including a pledge, of ordinary shares.

Under these special tax rules:

- the excess distribution or gain would be allocated ratably over the U.S. Investor's holding period for the ordinary shares;

- the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a passive foreign investment company would be treated as ordinary income;

- the amount allocated to each of the other years would be taxed as ordinary income at the highest tax rate in effect for that year; and

- the interest charge applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each prior year in which we were a passive foreign investment company to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If we are a passive foreign investment company in any year, a U.S. Investor would be required to file an annual return on Internal Revenue Service Form 8621 regarding distributions received with respect to the ordinary shares and any gain realized on the disposition of the ordinary shares.

A U.S. Investor in a passive foreign investment company is allowed to make a mark-to-market election with respect to the stock of the passive foreign investment company, provided that the stock of the passive foreign investment company is "marketable" within the meaning of the Code. The ordinary shares will be "marketable" as long as the underlying ordinary shares remain listed on Nasdaq. If the election is made, a U.S. Investor would be required to mark-to-market the stock each taxable year and recognize ordinary gain for any increase in market value for that taxable year and would be allowed to recognize an ordinary loss for any decrease in that market value to the extent that prior gains exceed prior losses. The adjusted basis in the stock of the passive foreign investment company would be adjusted to reflect that gain or loss. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

Alternatively, for each year we meet the income or assets test a U.S. Investor can make an election to include annually its pro rata share of our earnings and net capital gains currently in income. This election is referred to as a Qualified Electing Fund election. To make a Qualified Electing Fund election, you will need to have an annual information statement from the passive foreign investment company the earnings and capital gain for the year. If we were to become a passive foreign investment company, we would furnish the passive foreign investment company annual information statement to any shareholder or former shareholder who requested it. In general, a U.S. Investor must make a qualified electing fund election on or before the due date for filing its income tax return for the first year to which the qualified electing fund election will apply. Under temporary U.S. Treasury regulations, U.S. Investors are permitted to make retroactive elections in particular circumstances, including if the U.S. Investor had a reasonable belief that the foreign corporation was not a passive foreign investment company and filed a protective election. As discussed above, we will notify investors if we become a passive foreign investment company within 60 days of the end of our taxable year ending on December 31. This notice will provide U.S. Investors within a calendar year with sufficient time to make the qualified electing fund election. However, U.S. Investors (in particular those with a tax year other than the calendar year) should consult their own tax advisors as to the consequences of making a protective qualified electing fund election or other consequences of the qualified electing fund election.

If we are a passive foreign investment company in any year, you should consult with your tax adviser regarding whether to make a mark-to-market or qualified electing fund election.

Information Report and Backup Withholding. In general, information Report for U.S. federal income tax purposes will apply to distributions made on the shares paid within the United States to a non-corporate United States person and on sales of the shares to or through a United States to a non-corporate United States person and on sales of the shares to or through a United States office of a broker by a non-corporate United States person. Payments made outside the United States will be subject to information report in limited circumstances.

In addition, backup withholding of U.S. federal income tax at a rate of 31% will apply to distributions made on shares within the United States to a non-corporate United States person and on sales of shares to or through a United States office of a broker by a non-corporate United States person who:

- fails to provide an accurate taxpayer identification number,
- is notified by the Internal Revenue Service that backup withholding will be required, or
- in certain circumstances, fails to comply with applicable certification requirements.

The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed.

U.S. Treasury regulations, generally effective for payments made after December 31, 2000, modify certain of the certification requirements for backup withholding. It is possible that we or our withholding agents may request a new withholding certificate from you in order for you to qualify for continued exemption from backup withholding under these regulations when they become effective. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining an exemption.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable.

We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments in government and corporate bonds.

We maintain a short-term investment portfolio consisting mainly of fixed income securities with an average maturity of one to two years. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2001, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

The table below provides information about our financial instruments that are sensitive to changes in interest rates.

	Expected Maturity Dates						
	2002	2003	2004	2005	2006 and thereafter	Total	Fair Value
	(in thousands)						
Foreign Government Bonds:							
Fixed rate (US$)	516	-	-	-	-	516	516
Corporate Bonds							
Fixed rate (US$)	6,696	2,802	-	-	-	9,498	9,498

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable and accounts payable, exist in non US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.

We enter into certain transactions denominated in foreign currencies but, because of the relatively small size of each individual currency exposure, we do not employ hedging techniques designed to mitigate foreign currency exposures. Gains and losses from these transactions as of December 31, 2001] have been immaterial, and are reflected in the results of operations.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141) and No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The new provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt FAS 142 effective January 1, 2002. The adoption of the provisions of FAS 142 will not have a material effect on our financial position or results of operation.

In August 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. We do not expect the adoption of SFAS No. 143 to have a material impact on our consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not expect the adoption of SFAS No. 144 to have a material impact on our consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

RIGHTS OF SECURITY HOLDERS

There are no material modifications to the rights of security holders that are required to be disclosed.

USE OF PROCEEDS

As of December 31, 2001, the net proceeds from our initial public offering in August 2000 and our public offering in November 2001 were primarily used for investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

PART III

ITEM 15. Not applicable.

ITEM 16. Not applicable.

PART IV

ITEM 17. FINANCIAL STATEMENTS

The Company's Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18. FINANCIAL STATEMENTS

The Company's financial statements set forth in the accompanying Index to Consolidated Financial Statements included in this Annual Report on Form 20-F following Part III beginning on page F-1 are hereby incorporated herein by this reference. Such consolidated financial statements are filed as part of this Annual Report on Form 20-F.

Independent Auditors' Annual Report on Form 20-F

Consolidated Balance Sheets as of December 31, 2000 and 2001

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 1999, 2000 and 2001

Consolidated Statements of Shareholders' Equity for the years ended December 31, 1999, 2000 and 2001

Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001

Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

1. Memorandum and Articles of Association of the registrant (incorporated by reference from Exhibits 3.1 and 3.2 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

4.1 Standard NNN Lease dated July 29, 1999 by and between Limir Realty Corp. #17 as landlord and O_2Micro, Inc. as tenant (incorporated by reference from Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

4.2 Lease dated October 16, 1997 by and between Hung Kuo Development Corp. as landlord and O_2Micro, Inc. as tenant (incorporated by reference from Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

4.3 Agreement dated October 1, 1999 by and between PSA Corporation Limited as landlord and O_2Micro, Inc. as tenant (incorporated by reference from Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

8.1 List of registrant's subsidiaries (incorporated by reference from Exhibit 21.1 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

10.1 Consent of T N Soong & Co., A Member Firm of Andersen Worldwide, SC, independent auditors.

10.2 Representation Letter of T N Soong & Co., A Member Firm of Andersen Worldwide, SC, independent auditors.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

O_2MICRO INTERNATIONAL LIMITED

Date: April 15, 2002

By: [signature]

Name: Sterling Du
Title: Chief Executive Officer

O_2Micro International Limited

Consolidated Financial Statements as of December 31, 2000 and 2001

Together with Independent Auditors' Report

Independent Auditors' Report

The Board of Directors and the Shareholders
O_2Micro International Limited

We have audited the accompanying consolidated balance sheets of O_2Micro International Limited and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the three years in the periods ended December 31, 1999, 2000 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O_2Micro International Limited and its subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the periods ended December 31, 1999, 2000 and 2001 in conformity with accounting principles generally accepted in the United States of America.

T N Soong & Co
A Member Firm of Andersen Worldwide, S.C.
Taipei, Taiwan, Republic of China
January 24, 2002

O_2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

ASSETS	Notes	December 31, 2000	December 31, 2001
CURRENT ASSETS			
Cash	2, 3	$ 37,448	$ 108,936
Restricted cash	2	1,199	1,159
Short-term investments	2, 4	-	10,014
Accounts receivable - net	2, 5	5,420	3,700
Inventories	2, 6	5,472	5,361
Prepaid expenses and other current assets	11	1,148	1,808
Total Current Assets		50,687	130,978
INVESTMENT IN SHARES OF STOCKS	2	500	500
FIXED ASSETS - NET	2, 7, 14	2,102	3,213
RECEIVABLES FROM 360º WEB LTD.	8, 15	750	750
DEFERRED INCOME TAXES	2, 11	133	219
OTHER ASSETS	2, 9	435	759
TOTAL ASSETS		$ 54,607	$ 136,419

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	December 31, 2000	December 31, 2001
CURRENT LIABILITIES			
Notes and accounts payable	2	$ 3,767	$ 3,570
Income tax payable	2, 11	449	1,220
Current portion of obligations under capital lease	2, 14	41	9
Accrued expenses and other current liabilities	10	2,358	3,189
Total Current Liabilities		6,615	7,988
OBLIGATIONS UNDER CAPITAL LEASE – NET OF CURRENT PORTION	2, 14	13	7
GUARANTEE DEPOSITS		51	-
Total Liabilities		6,679	7,995
SHAREHOLDERS' EQUITY	2, 12		
Ordinary shares at $0.001 par value per share Authorized –95,000,000 shares Issued - 32,788,238 and 38,134,511 shares as of December 31, 2000 and 2001, respectively		33	38
Additional paid-in capital		55,071	130,197
Warrants		51	51
Deferred compensation		(249)	(44)
Accumulated other comprehensive income		(223)	(697)
Accumulated deficit		(6,755)	(1,121)
Total Shareholders' Equity		47,928	128,424
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 54,607	$ 136,419

The accompanying notes are an integral part of the consolidated financial statements.

O_2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Notes	Years Ended December 31 1999	2000	2001
NET SALES	2, 18	$23,728	$40,356	$45,819
COST OF SALES		9,797	15,687	16,465
GROSS PROFIT		13,931	24,669	29,354
OPERATING EXPENSES				
Research and development (exclusive of amortization of deferred stock compensation of $330, $231 and $91 in 1999, 2000 and 2001, respectively)	2	5,521	9,682	14,320
Selling, general and administrative (exclusive of amortization of deferred stock compensation of $443, $227 and $75 in 1999, 2000 and 2001, respectively)	2	6,973	8,714	9,909
Stock-based compensation	2, 12	773	458	166
Total Operating Expenses		13,267	18,854	24,395
INCOME FROM OPERATIONS		664	5,815	4,959
NON-OPERATING INCOME(EXPENSES)				
Interest income on bank deposits		167	903	1,511
Interest income on short-term investments		-	-	303
Interest expenses		(10)	(16)	(11)
Other – net		30	169	24
Total Non-operating Income - Net		187	1,056	1,827
INCOME BEFORE INCOME TAX		851	6,871	6,786
INCOME TAX EXPENSE	2, 11	13	227	1,152
NET INCOME		$ 838	$ 6,644	$ 5,634
OTHER COMPREHENSIVE INCOME (LOSS)	2			
Translation adjustments on subsidiaries		($ 12)	($ 185)	($ 489)
Unrealized gain on available-for-sale securities		-	-	15
Total Other Comprehensive Loss		($ 12)	($ 185)	($ 474)
COMPREHENSIVE INCOME		$ 826	$ 6,459	$ 5,160

(Forward)

EARNINGS PER SHARE:	2, 13			
Basic		$ 0.09	$ 0.34	$ 0.17
Diluted		$ 0.03	$ 0.21	$ 0.16
SHARES USED IN EARNINGS PER SHARE CALCULATION:				
Basic (in thousands)		9,736	19,419	34,020
Diluted (in thousands)		29,723	32,260	35,576

The accompanying notes are an integral part of the consolidated financial statements.

O$_2$MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In Thousand U.S. Dollars, Except Per Share Amounts)

	CONVERTIBLE PREFERENCE SHARES (Note 12)		ORDINARY SHARES (Note 12)		ADDITIONAL PAID-IN CAPITAL				WARRANTS (Note 12)	DEFERRED COMPENSATION (Note 12)	ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 2)			ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS' EQUITY
	Shares	Amount	Shares	Amount	Convertible Preference Shares	Ordinary Shares	Stock Options	Total			Unrealized Investment Gain/Loss	Cumulative Translation Adjustment	Total		
BALANCE, JANUARY 1, 1999	18,527,380	$ 19	9,477,613	$ 9	$18,903	$ 958	$2,078	$21,939	$ 61	($ 1,087)	$ -	($ 26)	($ 26)	($14,237)	$ 6,678
Issuance of:															
Shares upon exercise of stock options	-	-	434,437	1	-	428	(406)	22	-	-	-	-	-	-	23
Ordinary shares	-	-	4,000	-	-	-	-	-	-	-	-	-	-	-	-
Deferred stock compensation	-	-	-	-	-	-	482	482	-	(482)	-	-	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	-	(68)	(68)	-	841	-	-	-	-	773
Net income for 1999	-	-	-	-	-	-	-	-	-	-	-	-	-	838	838
Translation adjustments on subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(12)	(12)	-	(12)
BALANCE, DECEMBER 31, 1999	18,527,380	19	9,916,050	10	18,903	1,386	2,086	22,375	61	(728)	-	(38)	(38)	(13,399)	8,300
Issuance of:															
Shares upon exercise of stock options	-	-	285,287	-	-	535	(367)	168	-	-	-	-	-	-	168
Shares upon conversion of preference shares	(18,527,380)	(19)	18,527,380	19	(18,903)	18,903	-	-	-	-	-	-	-	-	-
Shares upon exercise of warrants	-	-	9,521	-	-	26	-	26	(10)	-	-	-	-	-	16
Cancellation of stock options	-	-	-	-	-	-	(21)	(21)	-	4	-	-	-	-	(17)
Sale of shares in initial public offering and exercise of underwriters' over-allotment option, net of $1,597 in offering costs	-	-	4,050,000	4	-	32,298	-	32,298	-	-	-	-	-	-	32,302
Options granted to nonemployees	-	-	-	-	-	-	225	225	-	-	-	-	-	-	225
Amortization of deferred stock compensation	-	-	-	-	-	-	-	-	-	475	-	-	-	-	475
Net income for 2000	-	-	-	-	-	-	-	-	-	-	-	-	-	6,644	6,644
Translation adjustments on subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(185)	(185)	-	(185)
BALANCE, DECEMBER 31, 2000	-	-	32,788,238	33	-	53,148	1,923	55,071	51	(249)	-	(223)	(223)	(6,755)	47,928
Issuance of:															
Shares upon exercise of stock options	-	-	656,215	1	-	1,780	(796)	984	-	-	-	-	-	-	985
Shares upon 1999 ESPP Plan	-	–	90,058	-	-	690	-	690	-	-	-	-	-	-	690
Shares, net of $ 601 in offering costs	-	-	4,600,000	4	-	73,450	-	73,450	-	-	-	-	-	-	73,454
Cancellation of stock option	-	-	-	-	-	-	(39)	(39)	-	6	-	-	-	-	(33)
Options granted to nonemployees	-	-	-	-	-	-	41	41	-	-	-	-	-	-	41
Amortization of deferred stock compensation	-	–	-	-	-	-	-	-	-	199	-	-	-	-	199
Net income for 2001	-	-	-	-	-	-	-	-	-	-	-	-	-	5,634	5,634
Translation adjustments on subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(489)	(489)	-	(489)
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	-	-	-	-	15	-	15	-	15
BALANCE, DECEMBER 31, 2001	-	$ -	38,134,511	$ 38	$ -	$129,068	$ 1,129	$130,197	$ 51	($ 44)	$ 15	($712)	($697)	($ 1,121)	$ 128,424

The accompanying notes are an integral part of the consolidated financial statements.

O_2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand U.S. Dollars)

	Years Ended December 31		
	1999	2000	2001
OPERATING ACTIVITIES			
Net income	$ 838	$ 6,644	$ 5,634
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	463	804	1,180
Amortization of deferred stock options	773	458	166
Warrants and stock options granted for services	-	225	19
Loss on sale of short-term investments	-	-	2
Deferred income tax assets	-	(264)	(153)
Gain on sale of properties	(2)	-	-
Changes in operating assets and liabilities:			
Accounts receivable – net	(538)	(3,728)	1,720
Inventories	(1,947)	(2,355)	111
Prepaid expenses and other current assets	61	(856)	(571)
Notes and accounts payable	1,238	1,014	(197)
Income tax payable	12	437	770
Accrued expenses and other current liabilities	680	689	831
Net Cash Provided by Operating Activities	1,578	3,068	9,512
INVESTING ACTIVITIES			
Receivables from 360° Web Ltd.	-	(750)	-
Receivables from employee cash advance	-	-	(185)
Acquisitions of:			
Fixed assets	(806)	(1,502)	(2,295)
Patent	(18)	(125)	(122)
Investment in shares of stocks	-	(500)	-
Short-term investments	-	-	(11,514)
(Increase) decrease in:			
Refundable deposits	(89)	(87)	(44)
Pledged deposits	(317)	(881)	40
Deferred charges	-	-	(24)
Proceeds from sale of short-term investments	-	-	1,513
Net Cash Used in Investing Activities	(1,230)	(3,845)	(12,631)

(Forward)

FINANCING ACTIVITIES			
Proceeds from:			
Exercise of stock options	$ 23	$ 168	$ 985
Issuance of ordinary shares	-	32,302	73,454
Issuance of shares for warrants exercised	-	16	-
Issuance of ordinary shares upon ESPP Plan	-	-	690
Payments of principal of capital leases	(12)	(31)	(42)
Payments of short-term debt	(370)	-	-
Increase (decrease) in guarantee deposits	51	-	(51)
Net Cash Provided by (Used in) Financing Activities	(308)	32,455	75,036
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	(13)	(176)	(429)
NET INCREASE IN CASH	27	31,502	71,488
CASH, AT BEGINNING OF YEAR	5,919	5,946	37,448
CASH, AT END OF YEAR	$ 5,946	$37,448	$108,936
SUPPLEMENTAL DISCLOSURES OF CASH FLOW			
Cash paid for interest	$ 10	$ 16	$ 11
Cash paid for tax	2	24	474
NON-CASH INVESTING AND FINANCING ACTIVITIES			
Property and equipment acquired under capital leases	-	95	5

The accompanying notes are an integral part of the consolidated financial statements.

O_2MICRO INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Business

O_2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O_2Micro, Inc. reincorporated in the Cayman Islands under the name O_2Micro International Limited (the "Company"). In March 1997, in connection with the reincorporation, all authorized and outstanding common stock, preferred stock and stock options of O_2Micro, Inc. were exchanged for the Company's ordinary shares, preference shares and stock options with identical rights and preferences. O_2Micro, Inc. became the Company's subsidiary after the shares exchange.

In September 1997, the Company established a Taiwanese branch office, O_2Micro International Limited-Taiwan Branch (O_2Micro-Taiwan branch) to engage in marketing and customer support related services. The Company also incorporated three wholly-owned subsidiaries, namely, O_2Micro Electronics, Inc. (O_2Micro-Taiwan) in March 1999, O_2Micro International Japan Limited (O_2Micro-Japan) in August 1999 and O_2Micro PTE Limited–Singapore (O_2Micro-Singapore) in September 1999. O_2Micro-Taiwan and O_2Micro-Japan are engaged in trading while O_2Micro-Singapore is engaged in research and development.

2. ACCOUNTING POLICIES

a. Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

b. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c. Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. Cash is deposited with high credit quality financial institutions. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for doubtful accounts receivable based upon review of the expected collectibility of individual accounts receivable.

d. Fair value of financial instruments

The Company's financial instruments, including cash, restricted cash, accounts receivable, accounts payable and capital lease obligations are carried at cost, which approximates their fair value because of the short-term maturity of those instruments. Net equity value is used for the fair value of investment in share of stocks if quoted market price is not available.

e. Restricted cash

Restricted cash is composed of time deposits that the Company maintains as collateral for obtaining foundry capacity, line of credit and office lease.

f. Short-term investments

The company maintains its excess cash in government and corporate bonds issued by financial institutions with strong ratings. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in non-operating income and expense. As of December 31, 2001, all of the Company's investments were classified as available-for-sale securities and are reflected at market value. Unrealized gains and losses on these investments are included as a separate component of shareholders' equity, net of any related tax effect. The Company monitors these investments for impairment and makes appropriate reductions in carrying value when necessary.

g. Inventories

The Company outsources the wafer fabrication, assembly, and testing of its products. Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.

h. Investments in shares of stocks

Investments in shares on which the Company has no significant influence or for which there is no readily determinable market value, are accounted for under the cost method. As of December 31, 2000 and 2001, the Company's equity in the net assets of the investee was lower than cost. No impairment losses were recognized by the Company since management believed that the business of the investee (a start-up company) is picking up, as evidenced by the following: (i) it successfully concluded its first license agreement in July 2001, for which the associated revenues are in 2001 and 2002; (ii) it has developed relationships with key companies in the semiconductor industry, who are the potential users of its proprietary technology; and (iii) it is planning to raise fund with internal investors in 2002.

i. Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

Depreciation is provided on the straight-line method over estimated service lives that range as follows: Equipment - 3 to 10 years, furniture and fixtures - 3 to 15 years, equipment under capital leases – 2 to 5 years, leasehold improvements – 1 to 6 years and transportation equipment - 5 years. Depreciation expenses recognized during the years ended December 31, 1999, 2000 and 2001 were approximately $452,000, $776,000 and $1,129,000, respectively.

Upon sale or disposal of properties, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Equipment covered by agreements qualifying as capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease-less depreciation.

j. Asset impairment

In accordance with SFAS No. 121, ''Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of'', the Company evaluates the carrying value of long-term assets, when events and circumstances warrant such review. The carrying value of a long lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flow, as appropriate. No significant impairment losses had been recorded in all periods presented.

k. Other assets

Other assets consist of refundable deposits, employee cash advance, deferred charges and patents. Costs incurred in connection with securing patents, including attorneys' fees, are capitalized and amortized over five years.

l. Revenue recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales return and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

The Company, however, has limited control over distributors' selling of products bought from the Company to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company's products to third parties. Thus, products held by distributors are included as part of Company inventory.

The Company grants its distributors limited rights of return and certain price adjustments on unsold inventory held by the distributors. Under the Company's right of return policy, its distributors may exchange products currently in their inventory for other of the Company's products. This policy allows the Company's distributors to obtain products they want. In practice, if the distributors' inventories include items that are later priced lower by the Company, the Company allows such price adjustment to be made to the items already delivered to the distributors. However, the Company does not grant credits to the distributors for meeting competitive pricing conditions. To date, the Company has given no price adjustments to its distributors.

m. Research and development

Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design, testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to current income.

n. Advertising expenses

The Company expenses all advertising and promotional costs as incurred. These expenses incurred in the years ended December 31, 1999, 2000 and 2001 were $1,096,000, $1,600,000 and $1,464,000, respectively. A portion of these expenses was for advertising, which amounted to $240,000 in 1999; $211,000 in 2000 and $138,000 in 2001.

o. Income tax

The Company is not subject to income or other taxes in the Cayman Islands. However, O_2Micro-Taiwan branch and O_2Micro-Taiwan are subject to tax in the Republic of China (ROC), and the other subsidiaries are subject to taxes of the countries where they are located, which include United States of America, Japan, Singapore, etc.

The Company adopted the provisions of SFAS No. 109 ''Accounting for Income Tax''; the provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income taxes are recognized for the tax effects primarily of the operating loss carryforwards of O_2Micro, Inc. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, a valuation allowance has been established for those net deferred income tax assets.

p. *Stock-based compensation*

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") for its employee stock options. Under APB Opinion No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price (see Note 12).

q. Warrants

The Company accounted for warrants issued to non-employees at their fair values and expensed them over the term of the credit line or the service period under ''interest expenses'' or ''selling, general and administrative expenses,'' respectively, with corresponding credit to ''warrant'' under shareholders' equity section (see Note 12).

r. Foreign-currency transactions

Foreign-currency transactions are recorded in U.S. dollars at the rates of exchange in effect when the transactions occur. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into U.S. dollars, or when foreign-currency receivables and payables are settled, are credited or charged to income in the year of conversion or settlement. At year-end, the balances of foreign-currency assets and liabilities are restated based on prevailing exchange rates, and any resulting gains or losses are credited or charged to income.

s. Translation of foreign-currency financial statements

The financial statements of the foreign subsidiaries are translated into U.S. dollars at the following exchange rates: Assets and liabilities – current rate; income and expenses – weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

t. Comprehensive income

The Company adopted the provisions of SFAS No. 130 "Reporting Comprehensive Income". Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. To date, the Component has translation adjustments on subsidiaries and unrealized gain on available-for-sale securities that are required to be reported in comprehensive income.

u. Earnings per share

SFAS No. 128, "Earnings Per Share," establishes standards for computing and presenting earnings per share. Basic earnings per share is calculated using the average shares of common share outstanding. Diluted earnings per share is calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the as if converted method for convertible preference share or the treasury stock method for options and warrants.

v. Recent accounting pronouncement

In July 2001, the FASB issued Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142). Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The new provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt FAS 142 effective January 1, 2002. The adoption of the provisions of FAS 142 will not have a material effect on our financial position or results of operation.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS No. 143 to have a material impact on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a material impact on its consolidated financial statements.

w. Reclassifications

Certain accounts in 1999 and 2000 had been reclassified to conform to 2001 classifications.

3. CASH

	December 31	
	2000	2001
	(In Thousands)	
Time deposit	$ 34,847	$ 105,674
Saving and checking accounts	2,589	3,256
Petty cash	12	6
	$ 37,448	$ 108,936

4. SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale securities:

	December 31	
	2000	2001
	(In Thousands)	
Corporate bonds	$ -	$ 9,498
Foreign government bonds	-	516
	$ -	$ 10,014

Available-for-sale securities by contractual maturity are as follows:

	December 31	
	2000	2001
	(In Thousands)	
Due within one year	$ -	$ 7,212
Due after one year through two years	-	2,802
	$ -	$ 10,014

The Company's gross realized gains and losses on the sale of investments for the year ended December 31, 2001 were $1,000 and $3,000, respectively. Gross unrealized gains and losses at December 31, 2001 were $36,000 and $21,000, respectively.

5. ACCOUNTS RECEIVABLE – NET

	December 31	
	2000	2001
	(In Thousands)	
Accounts receivable	$ 5,710	$ 4,069
Allowances for		
Doubtful receivable	(38)	(55)
Sales returns and discounts	(252)	(314)
	$ 5,420	$ 3,700

6. INVENTORIES

	December 31	
	2000	2001
	(In Thousands)	
Finished goods	$ 1,293	$ 1,830
Work-in-process	379	1,133
Raw materials	3,800	2,398
	$ 5,472	$ 5,361

7. FIXED ASSETS – NET

	December 31	
	2000	2001
	(In Thousands)	
Cost		
Equipment	$ 2,989	$ 4,481
Furniture and fixtures	452	1,049
Equipment under capital lease	160	165
Leasehold improvements	358	481
Transportation equipment	28	28
	3,987	6,204
Accumulated depreciation		
Equipment	1,614	2,391
Furniture and fixtures	76	228
Equipment under capital lease	88	122
Leasehold improvements	105	242
Transportation equipment	2	8
	1,885	2,991
	$ 2,102	$ 3,213

8. RECEIVABLES FROM 360° WEB LTD.

A five year loan of $750,000 was made to 360° Web Ltd. (360° Web) on February 1, 2000. Interest accrues at USD-Libor + 1% and is to be paid semiannually until the loan is fully repaid or until the loan is converted into 2,083,333 shares of Series B shares of capital stock in 360° Web, or 22.3% of the outstanding capital stock of 360° Web. The conversion price is US $0.36 per share. The Company was granted the right to convert the loans at any time before the maturity date of February 1, 2005 or before the date 360° Web offers its shares in an initial public offering.

9. OTHER ASSETS

	December 31	
	2000	2001
	(In Thousands)	
Refundable deposits	$ 307	$ 351
Patent costs – net of accumulated amortization of $69 in 2000, and $116 in 2001	128	203
Others	-	205
	$ 435	$ 759

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31	
	2000	2001
	(In Thousands)	
Salaries and bonus	$ 729	$ 726
Legal and audit fees	220	373
VAT tax payable	113	353
Customer deposits	8	310
Accrued vacation	264	298
Commissions	186	246
ESPP Plan payable	232	151
Withholding tax	116	142
Other accrued expenses	490	590
	$ 2,358	$ 3,189

11. INCOME TAX

Provision for income tax expenses consisted of:

	Years Ended December 31		
	1999	2000	2001
	(In Thousands)		
Current			
O_2Micro, Inc. – USA			
- Federal	$ -	$ -	$ 3
- State	1	2	-
O_2Micro – Taiwan	12	190	931
O_2Micro – Taiwan Branch	-	272	389
O_2Micro – Japan	-	14	(9)
O_2Micro – Singapore	-	13	(11)
Others	-	-	2
	13	491	1,305

(Forward)

Deferred			
O_2Micro, Inc – USA (Federal)	$ -	($ 272)	($ 154)
O_2Micro – Taiwan	-	7	3
O_2Micro – Taiwan Branch	-	1	(2)
	-	(264)	(153)
Income tax expenses	$ 13	$ 227	$ 1,152

The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:

	Years Ended December 31		
	1999	2000	2001
Cayman statutory rate	0.0%	0.0%	0.0%
Foreign in excess of statutory rate	22.4%	23.6%	22.4%
Research and development credits	(28.9%)	(6.8%)	(14.1%)
Prior year adjustments	(10.8%)	9.3%	(6.4%)
Change in valuation allowance	18.3%	(25.6%)	10.4%
Others	0.5%	2.8%	4.7%
Effective tax rate	1.5%	3.3%	17.0%

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. It represents tax benefits of net operating loss carryforwards and tax credits available at each balance sheet date. Deferred tax assets are decreased by valuation allowance to the extent that it is more likely than not that such assets will not be realized.

The deferred tax assets and liabilities as of December 31, 2000 and 2001 are as follows:

	December 31	
	2000	2001
	(In Thousands)	
Deferred tax assets		
Net operating loss carryforwards	$ 889	$ 705
Research and development credit	1,221	2,179
Book/tax depreciation and amortization	62	144
Accrued vacation	105	104
Deferred rent	22	25
Others	-	3
	2,299	3,160
Valuation allowance	(2,027)	(2,733)
Total net deferred tax assets	272	427
Deferred tax liabilities - unrealized foreign exchange	8	10
Net deferred tax assets	$ 264	$ 417

(Forward)

Balance sheet caption reported in:		
Prepaid expenses and other current assets	$ 131	$ 198
Deferred income tax assets - noncurrent	133	219
	$ 264	$ 417

As of December 31, 2001, O_2Micro, Inc. had U.S. Federal and state net operating loss carryforwards of approximately $1,254,000 and $4,777,000, and Federal and state research and development credit carryforwards of approximately $1,349,000 and $1,234,000, respectively. The U.S. Federal net operating loss carryforwards will expire from 2010 through 2013, if not utilized. The state net operating loss carryforwards will expire in 2004 and 2005, if not utilized. The U.S. Federal research and development credit will expire from 2012 through 2021, if not utilized, while the state research and development credit will never expire. Utilization of the net operating loss carryforwards may be subject to significant annual limitation due to the ownership change limitations provided by the U. S. Internal Revenue Code of 1986 and similar provisions in the State of California's tax regulations. The annual limitation may result in the expiration of net operating losses before utilization.

O_2Micro-Taiwan Branch had net operating loss carryforwards of approximately $3,857,000 as of December 31, 1999, which were fully used in 2000.

As of December 31, 2001, income tax returns for 1999 of O_2Micro-Taiwan have been examined by the tax authority, and income tax returns of O_2Micro-Taiwan Branch have not been examined by the tax authority.

Realization of the deferred tax asset is largely dependent on generating sufficient taxable income prior to expiration of any net operating loss carryforwards or the tax credit carryforwards. Although realization is not assured, management believes it is more likely than not that the portion of the deferred tax asset which has not been offset by valuation allowance will be realized. Further, management believes that it is more likely than not that the portion which has been offset by valuation allowance will not be realized.

12. SHAREHOLDERS' EQUITY

In August and September 2000, the Company sold 4,050,000 ordinary shares in its initial public offering (IPO). In addition, simultaneous to the IPO, all outstanding convertible preference shares of Series A, B, C, D, E, F, G and H, totaling 18,527,380, were automatically converted into ordinary shares at a one-for-one ratio.

Convertible preference shares were as follows:

Shares	Issuance Date	Issuance Price Per Share	Liquidation Preference Shares	Authorized Shares	Issued and Outstanding Shares December 31, 1999
A	09/22/1995	$0.0555	$ 100	1,800,000	1,800,000
B	09/22/1995	$0.3125	300	960,000	960,000
C	09/22/1995	$0.2325	100	430,000	430,000
D	09/22/1995	$0.2400	500	2,083,333	2,083,333
E	01/19/1996	$0.2425	500	2,061,856	2,061,856
F	06/12/1997	$0.8500	4,018	4,727,589	4,727,589
G	10/31/1997	$1.8000	6,968	3,871,111	3,871,111
H	09/02/1998	$2.5000	6,484	3,000,000	2,593,491
Total			$18,970	18,933,889	18,527,380

In November 2001, the Company sold 4,600,000 ordinary shares in a public offering for approximately $73,454,000, net of issuance costs of $601,000. The proceeds of this issuance were used for marketing, working capital and other general corporate purposes.

WARRANTS

On May 6, 1997, the Company granted a warrant to purchase 11,299 Series F preference shares (Series F warrant) at an exercise price of $1.77 per share in connection with obtaining line of credit from its bank. This warrant was immediately exercisable and expires in May 2002. The fair value of the warrants issued to the bank was determined to be $0.85 per share in reference to the issuance price of Series F preference shares of $0.85 per share in June 1997. On October 13, 2000, the bank exercised 9,521 shares of the warrant and canceled 1,778 shares.

On May 27, 1998, the Company granted its consultant and employees warrants to buy 80,000 shares and 220,000 shares of Series H preference shares (Series H warrants), respectively, at weighted average exercise prices of $2.50 per share. The warrants were issued to the consultant for rendering marketing related services. These warrants generally vest over a period of four years from the date of grant with 25% vesting after one year and 2.08% vesting each month thereafter. They will expire no later than ten years from date of grant. The fair value of the Series H warrants issued to the consultant and employees calculated with reference to the price of Series H preference shares issued in September 1998 was $2.50 per share.

The fair value of the foregoing warrants were expensed over the term of the credit line and the service period under "interest expenses" and "selling, general and administration expenses".

As of December 31, 2001, 262,500 shares of ordinary share warrants were exercisable.

EMPLOYEE BENEFIT PLANS

Savings Plan

The Company has a savings plan that qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may defer up to 15% of pretax salary, but not more than statutory limits. The Company is not required to contribute to the savings plan and has made no contributions since the inception of the savings plan.

1999 Employee Stock Purchase Plan (1999 Purchase Plan)

In 1999, the Company's Board of Directors adopted the 1999 Employee Stock Purchase Plan, which was approved by the shareholders in October 1999. A total of 1,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase plan, plus annual increases on January 1 of each year, commencing in 2001, equal to the least of 2% of the outstanding ordinary shares, 800,000 shares or a smaller number determined by the administrator. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure. As of December 31, 2001, 90,058 shares had been issued under the 1999 Purchase Plan.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee's regular base pay at a price equal to the lesser of 85% of the fair market value of the Company's ordinary shares on the date of grant of the option to purchase or 85% of the fair market value of the Company's ordinary shares on the applicable exercise date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years.

Stock Option Plans

In 1997, the Company's Board of Directors adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan (collectively, the "Plans"). The Plans provide for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plans may be either incentive stock options ("ISO") within the meaning of Section 422 of the United States Internal Revenue Code, or nonstatutory stock options ("NSO"). ISOs may be granted only to the Company employees and directors. NSOs may be granted to Company employees and consultants.

Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares (in the case of NSOs) on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. Options generally expire no later than ten years after grant, or five years in the case of ISOs granted to a 10% stockholders. The options generally vest over a period of four years from the vesting commencement date. Options may be granted with different vesting terms from time to time.

Under the 1997 Stock Plan, The Board of Directors has reserved 3,700,000 ordinary shares, as amended, for issuance. After the completion of an initial public offering, no further options will be granted under the 1997 Stock Plan. Under 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 3,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 1,500,000 shares (in the case of

ISOs) or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the administrator. As of December 31, 2001, options outstanding and exercisable were 1,467,777 and 881,242 under the 1997 Stock Plan, respectively, and 1,646,000 and 79,699 under the 1999 Stock Incentive Plan, respectively.

A summary of the Company's stock option activity and related information is as follows:

	Available For Grant	Number of Outstanding Options	Range of Exercise Price	Weighted Average Exercise Price
Balance, January 1, 1999	1,460,995	1,616,100	$0.030- $0.250	$0.083
Additional shares authorized	3,000,000	-	-	-
Granted	(957,000)	957,000	$0.500- $6.500	$4.182
Exercised	-	(434,437)	$0.030- $0.250	$0.052
Canceled	67,605	(67,605)	$0.030- $4.500	$1.166
Balance, December 31, 1999	3,571,600	2,071,058		
Granted	(701,100)	701,100	$6.500-$16.000	$8.401
Exercised	-	(285,287)	$0.030-$6.500	$0.589
Canceled	163,506	(163,506)	$0.030-$16.000	$6.912
Balance, December 31, 2000	3,034,006	2,323,365		
Granted	(1,615,000)	1,615,000	$5.875-$24.050	$12.037
Exercised	-	(656,215)	$0.030-$13.150	$1.501
Canceled	168,373	(168,373)	$0.085-$13.984	$6.454
Balance, December 31, 2001	1,587,379	3,113,777		

The weighted average intrinsic value under APB No. 25 for options granted during the years ended December 31, 1999, 2000 and 2001 were $0.516, $0 and $0, respectively.

The following table summarizes information about the stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price
$0.030 - $0.085	320,762	5.57	$0.061	320,762	$0.061
$0.180 - $0.250	90,771	6.42	$0.200	70,251	$0.198
$0.500	76,112	7.19	$0.500	46,215	$0.500
$3.950 - $5.875	538,563	7.99	$4.512	229,117	$4.114
$6.500 - $9.500	901,423	8.68	$8.253	273,292	$7.948
$10.063 - $14.390	1,109,146	9.70	$13.219	18,731	$11.412
$15.900 - $24.050	77,000	9.75	$17.943	2,573	$16.282
	3,113,777	8.53	$8.350	960,941	$3.570

For purposes of measuring compensation expenses under APB No. 25, the Company has determined the fair value of the shares on the date of grant based on the following:

a. 124,000 shares granted on March 11, 1999 with exercise price of $0.50 per share and fair value of $3.25 per share. The estimated fair value of the shares on the date of grant was determined by the Board of Directors.

b. 508,000 shares granted on July 13, 1999 with exercise price of $3.95 per share and fair value of $4.25 per share. The estimated fair value of the shares on the date of grant was determined by the Board of Directors.

c. 89,500 shares granted on August 30, 1999 with exercise price and fair value of $4.50 per share. The estimated fair value of the shares on the date of grant was determined by the Board of Directors.

d. 235,500 shares granted on October 28, 1999 with exercise price and fair value of $6.50 per share. The estimated fair value of the shares on the date of grant was determined by the Board of Directors.

e. 118,000 shares granted on January 21, 2000 with exercise price and fair value of $6.50 per share. The estimated fair value of the shares on the date of grant was determined by the Board of Directors.

f. 461,500 shares granted on July 27, 2000 with an exercise price and fair value of $8.50 per share. The estimated fair value of the shares on the date of grant was determined by the Board of Directors.

g. 41,000 shares granted on August 14, 2000 with an exercise price and fair value of $8.50 per share. The estimated fair value of the shares on the date of grant was determined by the Board of Directors.

h. 13,000 shares granted on September 27, 2000 with an exercise price and fair value of $16.00 per share. The fair value of the underlying shares on the date of grant was based on the market price of ordinary shares quoted on the same day.

i. 38,000 shares granted on October 31, 2000 with an exercise price and fair value of $10.0625 per share. The fair value of the underlying shares on the date of grant was based on the market price of ordinary shares quoted on the same day.

j. 19,600 shares granted on November 30, 2000 with an exercise price and fair value of $9.50 per share. The fair value of the underlying shares on the date of grant was based on the market price of ordinary shares quoted on the same day.

k. 10,000 shares granted on December 29, 2000 with an exercise price and fair value of $7.50 per share. The fair value of the underlying shares on the date of grant was based on the market price of ordinary shares quoted on the same day.

l. 1,615,000 shares granted during the period from January 1, 2001 to December 31, 2001, with exercise prices and fair values range from $5.875 to $24.05 per share. The fair value of the underlying shares on the date of grant was based on the market price of ordinary shares quoted on the same day.

Fair Value Disclosure

The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions:

	Years Ended December 31		
	1999	2000	2001
Risk-free interest rate	6%	6%	4%
Expected life	5 years	5 years	5 years
Volatility	-	71.86%	83.08%
Dividend	-	-	-

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Had the compensation cost for the Company's stock-based compensation plans been determined on the basis of the fair values of these options, the Company's fiscal 1999, 2000 and 2001 net income and net income per share would have been adjusted to the pro forma amounts shown below:

	Years Ended December 31		
	1999	2000	2001
Pro forma data:			
Net income (in thousands)	$ 553	$ 5,881	$ 3,503
Earnings per share – basic	$ 0.06	$ 0.30	$ 0.10
Earnings per share – diluted	$ 0.02	$ 0.18	$ 0.10

The weighted average fair value under SFAS No. 123 for options granted during the years ended December 31, 1999, 2000 and 2001 were $1.597, $2.579 and $4.933, respectively.

Deferred Compensation

In connection with stock option grants since the Company's inception, the Company recognized accumulated deferred compensation totaling $3,056,000 as of December 31, 2001, which is being amortized over vesting periods of the related options. Amortization expenses recognized during the years ended December 31, 1999, 2000 and 2001 were approximately $773,000, $458,000 and $166,000.

Shares Reserved

Ordinary shares reserved for future issuance were as follows at December 31, 2001:

	Shares
Outstanding stock options	3,113,777
Shares reserved for future stock option grants	1,587,379
Shares reserved for employee stock purchase plan	909,942
Ordinary share warrants	300,000
	5,911,098

13. EARNINGS PER SHARE

In accordance with the requirements of SFAS No. 128, a reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

	Years Ended December 31		
	1999	2000	2001
Net income (in thousands)	$ 838	$ 6,644	$ 5,634
Weighted average thousand shares outstanding – basic	9,736	19,419	34,020
Effect of dilutive securities:			
Options	1,326	1,778	1,317
Warrants	134	255	239
Convertible securities	18,527	10,808	-
Weighted average thousand shares outstanding– diluted	29,723	32,260	35,576
Earnings per share - basic	$ 0.09	$ 0.34	$ 0.17
Earnings per share – diluted	$ 0.03	$ 0.21	$ 0.16

Certain antidilutive outstanding options and warrants were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options so excluded and their associated exercise prices per share were 13,000 shares and $16.00 as of December 31, 2000; and 1,023,100 shares and $12.54 to $24.05 as of December 31, 2001.

14. OBLIGATIONS UNDER CAPITAL LEASE

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through September 2004. The Company's office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in May 2004. There are provisions in the lease that provides for a bargain purchase option upon the expiration of the lease.

As of December 31, 2001, minimum lease payments under all noncancelable leases were as follows:

Year	Capital Leases	Operating Leases
	(In Thousands)	
2002	$ 12	$ 1,228
2003	7	919
2004	1	474
2005	-	-
2006	-	-
Total minimum lease payments	20	$ 2,621
Less – amount representing interest	4	
Present value of minimum lease payments	16	
Less - current portion	9	
Long-term obligations under capital lease	$ 7	

Capital lease obligations are secured by the related equipment, and the total costs of the equipment under capital lease were $65,000, $160,000 and $165,000 as of December 31, 1999, 2000 and 2001, respectively. Accumulated amortizations were $55,000, $88,000 and $122,000 at December 31, 1999, 2000 and 2001, respectively.

15. RELATED PARTY TRANSACTIONS

In February 2000, the Company loaned $750,000 to 360° Web Ltd. (360° Web) (See Note 8). Sterling Du, the Company's chief executive officer, and three other directors serve as directors of 360° Web. They were appointed to the board of directors of 360° Web on April 1, 2001. The Company has agreed with 360° Web to lend it up to one million on terms similar to the February 2000 loan until the loan is fully repaid or until the loan is converted into shares of preferred stock of 360° Web at a conversion price of $1.00 per share.

16. CONTINGENCIES

a. On March 22, 2000, Philips Electronics North America Corporation (Philips) asked the Company to evaluate the need for a license for products using I^2C serial interface. Management believes that the Company would not be subject to any material exposure with respect to past activities. Management has the intent to settle this issue and is currently negotiating an agreement with Philips.

b. In September 2000, Monolithic Power Systems, or MPS, advised the Company of a patent directed to an inverter power supply for liquid crystal display monitors. The Company believed that none of its inverter power supplies for liquid crystal display products infringe that patent. In October 2000, the Company filed for declaratory judgment and damage against MPS and MPS has responded with a counterclaim for patent infringement. Management has not received MPS's position on the amount of damages. Management estimate that, even if liability is found, the amount of damages recoverable based on either a lost profits or reasonable royalty theory, will not have material impact to the Company.

On October 24, 2001, the Company filed a Complaint against MPS that seeks damages and injunctive relief for patent infringement. The Complaint was amended on November 13, 2001, to include trade secret counts against MPS.

17. FINANCIAL INSTRUMENTS

The Company's financial instruments are carried at cost, which approximates their fair value. Net equity value is used for the fair value of investment in share of stocks if quoted market price is not available.

	December 31			
	2000		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Thousands)			
Assets				
Cash	$37,448	$37,448	$108,936	$108,936
Restricted cash	1,199	1,199	1,159	1,159
Short-term investments	-	-	10,014	10,014
Accounts receivable - net	5,420	5,420	3,700	3,700
Investment in shares of stocks	500	95	500	52
Liabilities				
Notes and accounts payable	3,767	3,767	3,570	3,570
Obligations under capital lease	54	54	16	16

18. SEGMENT INFORMATION

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 replaced the "industry segment" approach with the "management" approach. The management approach designates the internal organization to be used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures of products and services, geographic areas and major customers.

a. Industry: The Company is engaged in a single industry, which is the design, development, and marketing of semiconductor products.

b. Foreign market sales

Location of customers	Years Ended December 31 1999	2000	2001
	(In Thousands)		
Asia	$19,338	$38,527	$45,780
United States	3,466	865	39
Europe	924	964	-
	$23,728	$40,356	$45,819

c. Sales to major customers (Amount in Thousands)

Customers	1999 Amount	1999 %	2000 Amount	2000 %	2001 Amount	2001 %
A	$4,228	17.8	$5,774	14.3	$9,565	20.9
B	8,273	34.9	7,130	17.7	5,027	11.0
C	2,108	8.9	4,443	11.0	4,076	8.9
D	4,316	18.2	5,199	12.9	929	2.0

d. Geographic information (Amount in Thousands)

1999	U.S.A	Cayman Islands	Taiwan	Japan	Singapore	Others	Elimination	Consolidated
Sales to customers other than the parent and its subsidiaries	$ -	$23,728	$ -	$ -	$ -	$ -	$ -	$23,728
Intercompany service revenue	7,140	-	-	-	-	-	(7,140)	-
Total sales	$7,140	$23,728	$ -	$ -	$ -	$ -	($7,140)	$23,728
Gross profit	$7,140	$13,931	$ -	$ -	$ -	$ -	($7,140)	$13,931
Operating expenses								(13,267)
Nonoperating income - net								187
Income before income tax								851
Income tax expense								(13)
Net income								$ 838
Identifiable assets	$1,470	$15,524	$ 1,523	$ 41	$ 373	$ -	($6,140)	$12,791

(Forward)

2000

Sales to customers other than the parent and its subsidiaries	$ -	$36,306	$4,050	$ -	$ -	$ -	$ -	$40,356
Intercompany service revenue	9,951	3,217	-	-	998	-	(14,166)	-
Total sales	$9,951	$39,523	$4,050	$ -	$ 998	$ -	($14,166)	$40,356
Gross profit	$9,951	$24,077	$ 555	$ -	$ 998	$ -	($10,912)	$24,669
Operating expenses								(18,854)
Nonoperating income - net								1,056
Income before income tax								6,871
Income tax expense								(227)
Net income								$6,644
Identifiable assets	$1,315	$58,903	$3,236	$ 168	$ 661	$ -	($9,676)	$54,607

2001

Sales to customers other than the parent and its subsidiaries	$ -	$12,761	$33,058	$ -	$ -	$ -	$ -	$45,819
Intercompany service revenue	11,503	26,776	-	-	1,051	299	(39,629)	-
Total sales	$11,503	$39,537	$33,058	$ -	$1,051	$ 299	($39,629)	$45,819
Gross profit	$11,503	$23,427	$5,686	$ -	$1,051	$ 299	($12,612)	$29,354
Operating expenses								(24,395)
Nonoperating income - net								1,827
Income before income tax								6,786
Income tax expense								(1,152)
Net income								$5,634
Identifiable assets	$1,182	$140,376	$7,469	$ 126	$ 403	$ 570	($13,707)	$136,419